04028482

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
4-30-04

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of April 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

PROCESSED
MAY 13 2004
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Bookham Technology plc is submitting its annual report to shareholders for the fiscal year ended December 31, 2003. A copy of such annual report is attached hereto as Exhibit 99.1.

Exhibits

99.1 Bookham Technology plc Annual Report to Shareholders for the fiscal year ended December 31, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: May 12, 2004

By: [signature]

Name: Giorgio Anania

Title: Chief Executive Officer

BOSTON 1882681v1

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Bookham Technology plc
Annual Report
2003

Thinking Optical Solutions

Contents

Bookham is one of the world's largest manufacturers of optical components, modules and subsystems for telecommunication optical networks.

Over the past few years we have worked hard to build a company capable of delivering cost-effective high-performance solutions to global network suppliers.

Recent acquisitions have enhanced our product portfolio and our global capability, as well as enabling us to expand our markets outside telecommunications.

A strategy of continued investment in research and development, further enhancement of manufacturing capabilities, and the introduction of a stream of competitive new products, combined with our financial independence, we believe, enables us to meet our objectives for growth and future success.

Bookham TECHNOLOGY

Bookham Technology at a glance

- *Number two worldwide supplier of telecom optical components*
- *Position gained by combining Bookham's original business with acquisitions of Nortel Networks' and Marconi's optical components businesses in November and February 2002 respectively*
- *Strong differentiated product portfolio, proven and widely deployed*
- *Strong manufacturing capability in place with substantial growth capacity*
- *Expanding customer base – building customer supply agreements*
- *Expanding to other markets (industrial, aerospace, military and defence) by leveraging existing know-how and manufacturing assets*
- *Improved financials significantly through restructuring, consolidation and revenue growth*
- *Strong balance sheet*
- *Strong technology and product investment to fuel continued future growth*

Recent events

- *Successful completion of wafer fab consolidation (July 2003)*
- *Acquisition of the business of Cierra Photonics (announced and completed July 2003)*
- *Acquisition of Ignis Optics, Inc. (announced September 2003, completed October 2003)*
- *Acquisition of New Focus, Inc. (announced September 2003, completed March 2004)*

Gross margin history*


10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

* Excluding exceptional items.

Total cash burn £ million


35
30
25
20
15
10
5
0
Operating cash burn defined as EBITDA, excluding exceptional items
Absolute cash burn
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

Revenue growth £ million


25
20
15
10
5
0
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

Operating expenses as % of revenue* %



120
100
80
60
40
20
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

* Excluding exceptional items.

Bookham non-Nortel, non-Marconi revenues £ million



10
8
6
4
2
0
Q1 03
Q2 03
Q3 03
Q4 03

Bookham people



NNOC acquisition
MOC acquisition
2,000
1,500
1,000
500
0
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

Bookham people December 2003 1,680



Sales, general & administrative 10%
Research & development 17%
Manufacturing 73%

Customers' optical networking equipment market shares 2003 $6.3 billion



Others 7.0%
Ciena 3.3%
Nortel 16.0%
Cisco 5.7%
Marconi 6.3%
Alcatel 14.7%
Siemens 6.6%
Fujitsu 9.1%
Lucent 11.9%
NEC 9.3%
Huawei 10.1%

Source: Dell'Oro and company estimates

Telecom optical components market 2003 $1.3 billion



Transceivers, pluggable optics
Others
Passives
Amplifiers, laser pumps
Transmitters, receivers

Source: RHK



Areas of Bookham excellence
New expanding areas

Source: Bookham

Revenues by customer Full year 2003



Marconi 13%
Others 28%
Nortel 59%

Chairman's and Chief Executive's review



The Chairman, Andrew Rickman (left), with the Chief Executive Officer, Giorgio Anania

"Looking back over 2003, we have fully met our objectives of integrating and restructuring Nortel Networks' optical components, significantly reduced the cost base and improved the overall Company financials, developed revenue stability through our relationships with Nortel Networks and Marconi and, in addition, we are securing revenue growth through developing relationships with new customers."

Gross margin history*


10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

* Excluding exceptional items.

Bookham's business profile has been transformed over the past two years. Through financially advantageous acquisitions in 2002, executed and restructured in 2003, we have now become one of the world's largest manufacturers of the telecom optical components and subsystems that facilitate broadband communications, and we are also now applying our technology to non-telecom applications, such as high-quality radio frequency (RF) solutions for the aviation, space, military and commercial markets.

Results

Our restructuring of the business has achieved significant positive results. We have had four quarters of substantial improvement. Our gross margin (before exceptional items) has gone from -38% in the December 2002 quarter to +5% in the December 2003 quarter and we have reduced our cash burn over the year. In parallel with the financial improvements, we have been able to grow the business for eight successive quarters.

A full analysis of the results for the year is included in the Financial Review on page 12.

Our revenues in the fourth quarter 2003 at £24 million ($40.5 million) were up 9.2% over the previous quarter measured in US Dollars, the principal currency in which we receive orders, and totalled £89.1 million ($158.7 million) for the full year 2003 compared with £34.6 million ($55.7 million) for 2002.

Nortel Networks and Marconi Communications continued to remain strong customers in the fourth quarter 2003, representing 58% and 9% of sales respectively. Revenues from other customers (exclusive of Nortel and Marconi) represented 33% of revenues in the fourth quarter 2003, which was up 48% (in US Dollar terms) and 40% (in Sterling terms) since the first quarter 2003, continuing the progress made throughout 2003 in expanding the customer base.

Transforming our business

The transformation of the business was prompted by the severe downturn in the telecoms market in optical components which, three years ago, was worth $7 billion and is now worth approximately $1 billion according to Ryan Hankin & Kent, industry analysts. Our original strategy of being a niche supplier of new technology products into a large market became unsustainable as the market shrank and stopped adopting new technology and, with it, the opportunity to win customers' commitment to our ASOC technology. We made the decision, therefore, to broaden our product base and to become a major supplier in what had become a smaller market. We achieved that through consolidation of the industry

"Revenues from other customers (exclusive of Nortel and Marconi) represented 33% of revenues in the fourth quarter 2003, which was up 48% (in US Dollar terms) since the first quarter 2003."

Revenues by customer Q4 2003



○ Nortel	58%
● Marconi	9%
○ Others	33%

with a number of carefully-chosen acquisitions.

In common with many technology companies which floated in the late 1990s, we had a reservoir of cash. We differ from many of our peers, however, in that we took some audacious steps and invested that cash to consolidate the industry: we have made it work for us and for our shareholders and we are continuing to invest in engineering and products for the future.

When we looked at the market, it became clear that the biggest segment of it was in active components (transmitters and receivers), and we set out to find opportunities for us to expand in that area of the industry. The first of these opportunities came, in February 2002, with the acquisition of Marconi's optical components business (MOC) and we followed this in November that year with the acquisition of Nortel Networks' optical components businesses (NNOC).

Both acquisitions came with guaranteed supply agreements with the vendors, giving us time to integrate the businesses. NNOC made excellent optical products, whilst MOC was developing revolutionary transmitter products, but both had been unable to sell their products to other communications and network providers because they were in direct competition with them. As an independent supplier, we are able to make the products more widely available across the market. This, however, takes time. We have to "design in" our products to make them suitable for a customer's particular platform, the design of which, itself, will take one to two years. We have made immense progress in this during 2003 and we expect the effects will be reflected in the 2004 results. From the first quarter 2003 to the fourth quarter 2003, our sales to customers outside Nortel and Marconi grew by 48%, while the overall market growth was essentially zero.

While the acquisitions gave us a leading position in two of the four major segments in the telecoms market – transmit/receive and amplifiers, we believed it was important to be represented in all four product segments of the market; the others being passives and transceivers. Accordingly we bought two small companies which are run by what we believe are some of the best brains in the industry.

In July 2003, we bought essentially all the assets of Cierra Photonics, based in Santa Rosa, California, which enabled us to enter the field of passive components using glass thin-film filter technology. We have had a close relationship with Cierra since September 2002 when we formed a commercial association. Cierra brought to the Group an advanced passive thin-film filter manufacturing technology

Company expansion avenues


Telecom
optical components
circa $1.3 billion
Datacom
optical components
circa $0.7 billion
• Ignis Optics acquisition
(pluggable transceivers)
• Launch of new XFP transceivers
Non-telecoms optics
circa $2.7 billion
• Industrial lasers
(initial products qualified)
• MMICs
(shipping)
• Semicon optics
(New Focus)
• Military/space
(Bookham/New Focus)

Source: RHK, Company estimates, industry estimates

and capability. This enables the combination and subsequent separation of multiple light channels allowing, for example, four channels of light to be combined into one for transmitting across great distances and then to be separated again to send each to its destination. Under the terms of the agreement, we issued 3,071,484 new ordinary shares in Bookham. Up to a further 4,200,000 ordinary shares in Bookham may be issued should the Cierra business achieve certain revenue targets over the next two years. The acquisition was valued at £2.9 million.

In October 2003, we acquired Ignis Optics, based in San Jose, California, which manufactures small form-factor pluggable single-mode optical transceivers for optical datacom and telecom networks. This acquisition complemented our own efforts in this area. Traditionally, the products which we sell would have been added to a circuit board and a fibre would have emerged from that board. Pluggable products (and the fibre) can be, as the name implies, plugged into the circuit board, giving customers much more flexibility in using our products and enabling them to scale up their manufacture more quickly. Realising the benefits of pluggable products, we were working on technology similar to that of Ignis, but the acquisition has enabled us to accelerate our time to market. Under the terms of this agreement, we acquired Ignis through issuing 8,020,816 ordinary new shares in Bookham and the assumption of warrants over 48,836 ordinary shares in Bookham as consideration. Up to an additional 780,843 ordinary shares in Bookham may be issued in early 2005 if certain revenue targets are met by Ignis during the 2004 financial year. The acquisition was valued at £11.0 million ($19.5 million).

On 22 September 2003, we announced our intention to acquire test and measurement specialist New Focus Inc., and this acquisition was completed on 8 March 2004. New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the defence, research, industrial, biotech/medical and telecom test and measurement industries. New Focus also supplies optics and photonics into the semiconductor capital equipment market: if a company invests in a new silicon chip factory, for example, some of the content in the complex machinery that makes the chips would be supplied by New Focus.

This acquisition enables us to further our strategy of broadening our product and customer base. The New Focus acquisition also expands our manufacturing facilities by bringing with it a high-specification manufacturing facility in Shenzhen, China. The acquisition of New Focus was for a consideration of

Bookham worldwide


Ottawa (Canada)
Discrete laser and receiver; sub-system R&D
Santa Rosa (USA)
Thin-film filter R&D and manufacture
San Jose (USA)
SFP, XFP opto-electronic modules: R&D and manufacture
New Focus opto test and measurement compounds: R&D and manufacture
Bookham JCA military RF: R&D and manufacture
Zurich (Switzerland)
Laser pump chips R&D
Laser pump chip wafer fab
Milton, Abingdon (UK)
Headquarters
Opto-electronic module R&D
Caswell (UK)
Discrete laser and receiver R&D
InP/GaAs wafer fab
GaAs RF chips (MMICs)
Paignton (UK)
Discrete lasers and receivers; modules and amplifers R&D
Assembly and test (all products)
Shenzhen (China)
Assembly and test

78,666,002 new Bookham ordinary shares, valued on 8 March 2004 at £100.1 million ($178.2 million) and up to 6,358,319 new Bookham ordinary shares which will be used to settle the outstanding New Focus options which Bookham has adopted. The New Focus acquisition improved our cash position by $105 million (approximately £59 million).

In our view, the facility in Shenzhen which we acquired with New Focus is a particularly important asset. China is a very high growth market. Chinese manufacturing costs are among the lowest in the world, and are complemented by high-quality engineering talents. It is important for us to be a cost-effective producer and to sell our products at competitive prices. We already have one of the least expensive and most productive semiconductor fabs and we believe that combining with one of the most cost-effective Chinese assembly operations will increase our cost advantage in the market.

Integrating the acquisitions

The companies we acquired brought a large reservoir of R&D and intellectual property into our business, and added to our ability to take advantage of a large number of new opportunities. The skill in successfully completing acquisitions, however, lies in integrating them effectively and quickly, and in capitalising on what they bring to the enlarged business to ensure that they add value.

Our acquisition of NNOC included a large wafer (chip) fabrication facility and an assembly and test facility. However, the fab was expensive to operate and was based on Nortel's campus in Ottawa, Canada, which was an issue with our other customers. We already had a well-suited fab in Caswell, Northamptonshire, which came with the MOC acquisition, and we made the decision to centre our fabrication activities there. Our target was to transfer the Ottawa fab into the Caswell fab within a year. We actually achieved that in eight months. The Bookham team achieved outstanding results in meeting the deadline. This consolidation of our fabrication facilities reduced our total fixed overheads over the two sites by 52%.

The assembly and test facility in Paignton, UK, which was also part of the NNOC acquisition, is now our centre for assembling, testing and packaging our technology.

By the end of 2003 we had completed 100% of our restructuring. We have retained an R&D and customer support facility in Kanata, Canada, close to Ottawa. One year ago we had four fabrication facilities, we now have two. We make the majority of our chips at Caswell, with both Indium Phosphide (InP) and Gallium Arsenide (GaAs) technologies. We retained a smaller (but also leading-edge) facility in Zurich, Switzerland, which came with

RF solutions

Bookham has a broad offering of radio frequency (RF) solutions, focused primarily on the military-aerospace and cellular telephony infrastructure markets. Our facility in Caswell, UK, has been a pioneer in the development of GaAs Monolithic Microwave Integrated Circuits (MMICs), which have been deployed in defence and space applications worldwide for over 20 years. Caswell also has extensive experience in the use of optical components in RF applications. With the acquisition of JCA, formerly part of New Focus, we also have a renowned portfolio of RF amplifier modules, enabling us to provide customers with complete RF solutions. Bookham JCA will also provide us with a secure facility from which to better serve our customers in the US defence sector.

Applications

Military and aerospace
Point-to-point microwave radio links
Instrumentation

Products

MMIC wafer and die
Packaged MMIC solutions
High-performance RF amplifiers
RF optical components and modules

the NNOC acquisition, and which we are increasingly using to develop and manufacture industrial lasers.

Expanding our offer

The expanded Bookham is now able to provide much more: we have moved from selling components to selling modules and subsystems as well. We make most of the optical components that go into those subsystems. We already had the electronic skills, and have added the software skills, that have enabled us to move up the supply chain. It is our intention to continue to develop increasingly higher level subsystems, meeting the demands of our customers.

Many of our customers have taken significant development costs out of their businesses to the point where it has left them with limited resources to invest in designing new systems in-house. Where we previously innovated at the component level and our customers designed their own networks, we are now being asked to do more for them, namely subsystems and optics and electronics modules. This has led us to find out more about the needs and expectations of end users and we will use this knowledge to carry on with the development of our business. We expect to continue to invest around 15% of our net sales in R&D: we will continue to look for ways to increase the volume of our business, not by cutting prices further, but by adding more value.

Datacoms transmitters have, in the past, been designed to transmit for limited distances and to last for only a few years. With the high-end datacoms market now set to start merging with the low-end telecoms market, we believe these products need to evolve to higher specifications and greater reliability and lifetime. These new requirements play to Bookham's strength in telecom optics.

We also have a GaAs integrated circuit business at Caswell – the MMIC business. MMICs are extremely high-speed electronic circuits, as opposed to optical circuits, which are sold into the defence and aerospace industries for use in applications such as communications satellites.

Our strategy is clear. It includes gaining share in telecom components (expanding product coverage, adding top tier customers and continuously improving our manufacturing costs); enter datacom components (by developing dual-use telecom-datacom transceivers); and start growing our non-communication business by leveraging our existing manufacturing base and optics R&D into new applications.

People

On 8 March 2004, Winston Fu and Peter Bordui, two of the directors of New Focus, Inc., joined the board as non-executive directors. Jack Kilby, a non-executive director, retired from the board. The members of the board thank Jack for his commitment and support over the years.

In addition, the Company announced in March 2004 the promotion of Liam Nagle to President, in addition to his role as Chief Operating Officer. This appointment reflects the Company's broader market presence and international operations. Liam's increased role strengthens the Company's leadership team to fully oversee the performance of its operations worldwide and execute on future growth plans more effectively. He will continue to report to Giorgio Anania, the Chief Executive Officer.

We have welcomed many new people to Bookham over the past two years. They have integrated well and we are grateful to all our employees for the progress the Company made in 2003. They have worked hard and have shared the board's belief in our future.

The future

Challenges will, undoubtedly, continue, but we have made brave moves to secure our future and have surprised the market in doing so. We are one of the major players in our industry, but we believe there is not enough activity to support all the players profitably without further consolidation. We intend to be at the forefront of that consolidation, but we will not make further acquisitions simply to increase our size. Any company we acquire must be a good fit with our existing businesses and have products which already have, or have the potential for, significant market penetration.

We have started 2004 with a degree of strength and safety. The big unknown is, however, the US Dollar. Of the leading manufacturers of optical components and subsystems, we are the only one based in Europe and are, therefore, more exposed than our competitors to unfavourable exchange rates.

We are growing within the sector and our total commitment to the industry is clear. The reduced headcount in many of the big companies means that they simply do not have the manpower to deal with a large number of suppliers. We believe that a select number of suppliers which can offer everything customers need will survive in the long term.

We expect Bookham to be able to fill that brief and we look forward to continuing to develop the Company and, with it, our share of the market.

Andrew Rickman

Andrew Rickman Chairman

Giorgio Anania

Giorgio Anania Chief Executive Officer

Senior management team



The senior management team, from left: Dr Giorgio Anania, Steve Abely, Liam Nagle, Dr Steve Turley, Dr Mike Scott, Philip Davis

Dr Giorgio Anania
MA PhD, 45
Chief Executive Officer, Board member

Giorgio Anania joined Bookham Technology as Senior Vice President Sales and Marketing in 1998, was appointed President in August 2000 and CEO in February 2001. He was previously Vice President for Sales, Marketing and Business Development at Flamel Technologies, a French medical equipment company, which he helped take public on Nasdaq. Previously he was Strategic Marketing Manager for Telecom at Raychem Corporation in California, where he created one of the US's first DSL businesses. Giorgio also spent several years as a strategy consultant at Booz Allen in New York and OC2C in Paris. He has an MA from Oxford University in Physics and a PhD from Princeton University in Thermonuclear Fusion.

Steve Abely
47
Chief Financial Officer

Steve Abely joined the Company in October 2001 as Chief Financial Officer. Steve has over 20 years' experience including senior financial positions in various US technology companies, and brings with him a good knowledge of US financial markets and a record in management of rapid-growth business environments. Previously, he was CFO of Arescom Technology, a private broadband access equipment provider, based in California. From 1994 to 1999 he was first CFO and then President of StorMedia, a component supplier to the disk drive industry.

Liam Nagle
41
President and Chief Operating Officer

Liam Nagle joined the Company as Chief Operating Officer in November 2002 and was promoted to President in March 2004. He held various positions with Nortel Networks, most recently Vice President Optical Components Operations from 2000 to 2002. Previous roles included Vice President of Global Operations and Vice President of Europe Middle East and Africa Operations for the Enterprise Solutions Group. He also previously held senior operations and finance positions with Bay Networks, Intel Corporation and Apple Computer Inc. He is responsible for the entire operations side of the Company.

Dr Steve Turley
MA PhD, 50
Chief Commercial Officer

Steve Turley joined the Company in October 2001 as Chief Commercial Officer. He was formerly Vice President, Strategic Partnerships with Nortel Networks' High Performance Optical Component Solutions group. He is responsible for the entire commercial and product side of the Company, driving its overall product strategy and taking leadership of the sales, marketing, product management and business development teams. He has over 25 years' experience in the optoelectronics and telecommunications industry worldwide.

Dr Mike Scott
BSc PhD, 55
Chief Technology Officer

Mike Scott joined the Company as Chief Technology Officer in December 2002. He was previously employed by Nortel Networks Corporation in various capacities from October 1982 to December 2002, most recently as Vice President Technology and Product Development for Nortel's optical components business unit. Previous positions include Vice President of Technology (Microelectronics) and Assistant Vice President of Hardware Technology. He has a Bachelors degree and PhD in Materials Science from the University of Cambridge in the UK.

Philip Davis
MA, 38
General Counsel and Company Secretary

Philip Davis joined Bookham Technology in January 2001. He was previously senior legal counsel at ICI plc, which he joined in 1996. He trained and qualified as a solicitor with the firm Mayer, Brown, Rowe & Maw.



The Chairman and non-executive directors: Dr Andrew Rickman, Joseph Cook, Lori Holland, Dr Peter Bordui, Dr W Arthur Porter, Dr Winston Fu, Robert Rickman, Prof David Simpson

Dr Andrew Rickman[1]
OBE PhD MBA, 44
Chairman

Andrew Rickman was CEO and President of Bookham Technology from the time he founded the Company in 1988. He became Chairman in 2000. He previously worked in applications engineering and product management. He was awarded an OBE for services to telecommunications in 2000.

Joseph Cook
MBA, 52
Non-executive Director

Joe Cook joined the Bookham board in 2002. He is Senior Vice President for a global telecommunications provider. He is a member of the advisory boards of the University of Texas at Dallas and Oklahoma State University.

Lori Holland[1,2,3]
BSc (Econ), 45
Non-executive Director

Lori Holland joined the Bookham board in 1999. She is a member of the board of the Valley Medical Center in California and was previously CFO of a number of Californian technology companies.

Dr Peter Bordui
SB SM PhD, 43
Non-executive Director

Peter Bordui joined the Bookham board in March 2004, following the acquisition of New Focus by Bookham. He is a non-executive director of a number of public and private technology companies in the UK and US. He had previously held senior positions in a number of optics companies including Uniphase (later JDS Uniphase).

Dr W Arthur Porter[1,2,3]
PhD FIEE, 62
Non-executive Director

Skip Porter joined the Bookham board in 1998. He is the Dean of Engineering, SBC Chair in Engineering and University Vice President for Technology Development at the University of Oklahoma. He was elected a corresponding member of the Swiss Academy of Engineering Sciences in 1991, is a fellow of the IEEE and in 1984 was awarded the Institute of Electronics Engineers' Centennial Medal for extraordinary achievement. He is a non-executive director of a number of public and private technology companies.

Dr Winston Fu
BA PhD MBA, 37
Non-executive Director

Winston Fu joined the Bookam board in March 2004, following the acquisition of New Focus by Bookham. He is a general partner at U.S. Venture Partners (USVP) and serves on the boards of several privately held companies. He previously held a number of technical and marketing roles in technology companies in the US.

Robert Rickman
MA MSc, 46
Non-executive Director

Robert Rickman rejoined the Bookham board in 1994; he had previously been a member from 1988 to 1990. He is a director of Highland Timber PLC and a number of private companies. He is Andrew Rickman's brother.

Professor David Simpson[1,2,3]
CBE FRSE FIEE DSc DTech DBA 77
Vice Chairman

David Simpson joined the Bookham board, as Chairman, in 1995 and became Vice Chairman in 2000. He is a director of a number of private companies.

1 Member of the Nomination Committee
2 Member of the Compensation Committee
3 Member of the Audit Committee

Advisers

Joint UK and US legal advisers to the Company
Hale and Dorr LLP
Alder Castle
10 Noble Street
London EC2V 7QJ

Registered auditors and reporting accountants
Ernst & Young LLP
Apex Plaza
Reading
Berks RG1 1YE

Principal bankers
Barclays Bank plc
Oxford Corporate Banking Centre
Wytham Court
11 West Way
Oxford OX2 0XP

Brokers
Cazenove & Co Ltd
20 Moorgate
London EC2R 6DA

Registrars
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham, Kent BR3 4TU
Tel: 0870 162 3100
From outside the UK please call +44 (0) 20 8639 2157

Financial review

Year ended 31 December 2003

The results for the full year 2002 were prior to the acquisition of NNOC and it is therefore difficult to draw meaningful comparisons with the full year 2003.

All US Dollar numbers have been translated at £1 = $1.78 (being the rate prevailing at 31 December 2003) for the full year 2003 and as reported for the full year 2002 at £1 = $1.61.

Revenues: Revenues for 2003 were £89.1 million ($158.7 million), up 157% compared with £34.6 million for the same period in 2002. This increase was largely a result of Bookham's acquisition of NNOC on 8 November 2002.

Nortel Networks and Marconi Communications represented 59% and 13% of sales respectively for the year. Sales to customers, other than Nortel and Marconi, increased by £15.3 million in 2003 over 2002, a 144% increase.

Operating loss (before exceptional items) under UK GAAP and US GAAP: The gross loss before exceptional items (loss at the gross margin level) was £7.1 million ($12.6 million) under UK GAAP for 2003, down 60.7% from the same period in 2002. The gross margin loss before exceptional items under UK GAAP improved to 7.9% in 2003 from 52.2% in 2002, primarily as a result of restructuring actions including the closure of facilities and headcount reductions which reduced the Company's fixed manufacturing overhead costs throughout 2003. Under US GAAP, gross loss before charges was £6.0 million ($10.7 million), and gross margin loss before charges was 6.8%. The gross loss and margin difference between US and UK GAAP is due to primarily lower depreciation relating to the difference in the basis and allocation of the adjustment to the provisional fair values of the NNOC business.

Operating expenses (before exceptional items) under UK GAAP increased 17.0% in 2003 compared with 2002, with selling, general and administrative expenses up 74.3% due to the acquisition of NNOC in November 2002. Research and development expenses (before exceptional items) were down 8.4% due to restructuring actions, including the discontinuation of the Company's ASOC product line in 2003. As a percentage of revenues, however, operating expenses declined to 68.4% in 2003, compared with 150.8% in 2002. Under US GAAP, operating expenses were £56.6 million, an increase of 11.1% over 2002.

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP): For the full year 2003, net exceptional charges were £15.0 million ($26.7 million) under UK GAAP. These primarily related to restructuring actions including the closure of the Ottawa manufacturing facility and the ASOC product line in Milton, UK, net of the recognition of an income tax credit of £2.2 million ($4.0 million) for research and development. For the full year 2003, net charges under US GAAP were £15.1 million ($26.9 million). The US GAAP charges were a result of the same factors as under UK GAAP offset by a £1.1 million ($2.0 million) write-off of in-process research and development (IPR&D) costs relating to the acquisition of Ignis Optics, and a credit of £1.0 million to IPR&D following the re-evaluation of the provisional fair values allocation for the assets purchased as part of NNOC, as discussed in note 20.

Net loss (including exceptionals for UK GAAP and charges for US GAAP): Net interest for 2003 was £3.9 million ($6.9 million), down 27.8% from 2002, due to the interest expense on the loan notes issued to Nortel in November 2002 and lower average cash balances in 2002, partially offset by favourable translation gains on the US Dollar denominated loan notes.

The net loss under UK GAAP for 2003 was £79.4 million ($141.3 million) and the loss per share was £0.38 ($0.68). Under US GAAP, the net loss for the same period was £76.7 million ($136.5 million) and the loss per share was £0.37 ($0.66).

Cash and cash equivalents: Cash and cash equivalents as of 31 December 2003 were £39.0 million ($69.3 million) compared with £105.4 million ($169.7 million) as at 31 December 2002.

Cash flow: Cash outflow for the full year 2003 was £66.5 million ($118.3 million), down 16.2% for the same period in 2002.

Financial risk and treasury policy

We are exposed to fluctuations in foreign currency exchange rates, interest rates and and the prices of our ordinary shares and ADSs. As our business has grown and become increasing multinational in scope, we have become more subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenue and pay expenses. In the future we expect that a substantial portion of our revenues will be denominated in US Dollars, while the majority of our expenses will continue to be denominated in pounds Sterling. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses could affect our operating results. In addition, the loan notes we issued in connection with the acquisition from Nortel Networks are denominated in US Dollars. We therefore anticipate engaging in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations. Under certain circumstances, hedging transactions can have an adverse effect on our financial condition. In 2003 we concluded 13 foreign exchange contracts for a total value of £36.5 million ($65 million). As at 31 December 2003 there were three outstanding positions for a total value of £2.8 million ($5 million) with expiry dates of 30 January 2004, 27 February 2004 and 31 March 2004. For 2004 we will continue to monitor the currency fluctuations between the currencies of the Group to ensure limited impact of adverse currency movements.

Directors' report

The directors present their report together with the audited financial statements for the year ended 31 December 2003.

A review of the Group's activities and its future development is contained on pages 2 to 13.

Results for the year

The Group made a loss of £79,394,000 (2002 £101,360,000) after taxation and the directors will not be recommending a dividend.

Research and development

The Group conducts research and development in fibre-optical components.

Annual General Meeting

Notice of the Annual General Meeting is enclosed together with a form of proxy.

Share capital

All changes in the share capital of the Company are detailed in note 21.

Charitable and political contributions

No direct financial, charitable or political contributions were made during the year.

Subsequent events

Subsequent events are described on page 54.

Directors and their interests

The directors who served the Company during the year were: Dr Andrew Rickman (Chairman), Dr Giorgio Anania, Joseph Cook, Lori Holland, Dr W Arthur Porter, Jack St Clair Kilby, Robert Rickman and Professor David Simpson. The interests of the directors in the shares of the Company are detailed below.

	31 December 2003 Number	31 December 2002 Number
Andrew Rickman*	**27,673,809**	27,673,809
David Simpson**	**386,561**	436,561
Robert Rickman†	**1,148,878**	1,148,878
Giorgio Anania††	**237,630**	237,630

* Includes 9,000,000 ordinary shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust (the "Trust"). On 12 March 2004 the Trust transferred 4,000,000 shares to Dr Rickman and sold 128,688 shares to reduce its holding to 4,871,312. Also on this date Dr Rickman sold 643,442 shares. As of 12 March therefore Dr Rickman's interest and that of persons connected with him was in 26,901,679 ordinary shares.

** On 10 March Dr Simpson sold 150,000 shares to reduce his holding to 236,561 ordinary shares.

† Includes 999,000 ordinary shares held by Marion Rickman, wife of Robert Rickman. On 10 March Mrs Rickman sold 30,000 shares to reduce her interest to 969,000 shares. Also on that date Mr Rickman sold 30,000 shares. As of 10 March therefore Mr Rickman's interest and that of persons connected with him was in 1,088,878 ordinary shares.

†† There has been no change to the numbers of shares held since 31 December 2003.

The interests of the directors in share options of the Company are given on page 22.

Substantial shareholdings

As at 12 March 2004, the following had notified the Company of an interest in 3% or more of the ordinary share capital of the Company:

	Shares owned Number	**%**
Nortel Networks Corporation[1]	**40,000,000**	**13.48**
Andrew G Rickman[2]	**26,901,679**	**9.07**
BNY (Nominees) Limited[3]	**59,364,140**	**20.01**
Aviva plc[4]	**17,026,213**	**5.74**
The Goldman Sachs Group, Inc.[5]	**13,815,800**	**4.65**

1) These shares are held by the following direct or indirect wholly-owned subsidiaries of Nortel Networks Corporation in the following amounts: Nortel Networks Optical Components Limited (7,210,585) and Nortel Networks Limited (23,789,415). These shares are subject to certain restrictions on voting. Includes 9,000,000 Bookham ordinary shares underlying warrants over 9,000,000 Bookham ordinary shares issued to Nortel Networks Optical Components Limited in connection with Bookham's acquisition of the acquired Nortel Networks businesses in November 2002. The warrants are immediately exercisable.

2) Includes 4,871,312 ordinary shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Andrew G Rickman is a trustee.
3) BNY (Nominees) Limited is the record owner of Bookham ordinary shares represented by ADSs in connection with The Bank of New York's service as Bookham's depositary for ADSs.
4) The shares are held by Morley Fund Management Limited, a subsidiary of Aviva plc. Aviva plc has reported its record ownership to Bookham in accordance with the provisions of the Companies Act 1985.
5) The Goldman Sachs Group, Inc. has notified the Company that this interest is by attribution only.

Employees

The Group's policy is to consult and discuss with employees those matters likely to affect employees' interests. Meetings for this purpose are held at least quarterly. These meetings also seek to achieve a common awareness on the part of all employees of the financial and economic factors affecting the Group's performance. The employee share scheme encourages the involvement of employees in the Group's performance.

It is the policy of the Group that disabled people, whether registered or not, should receive full and fair consideration for all job vacancies for which they are suitable applicants. Employees who become disabled during their working life will be retained in employment wherever possible and will be given help with any necessary rehabilitation and retraining. The Group is prepared to modify procedures and equipment, wherever this is practicable, so that full use can be made of an individual's abilities. Training, career development and promotion are, as far as practicable, identical for all employees according to their skills and abilities.

Health, safety and welfare

The directors recognise the high standards required to ensure the health, safety and welfare of the Group's employees at work, its customers and the general public. Group policies and practices are regularly reviewed to achieve and maintain high standards of health and safety.

Environment

The Group's environment policy is on page 19.

Creditor payment policy

The Group's current policy concerning the payment of creditors for goods and services is as follows:

- to pay in accordance with its contractual and legal obligations; and
- wherever it is reasonable to do so, to settle the terms of payments with those suppliers when agreeing terms for each transaction and to ensure that those suppliers are made aware of the terms of payments by their inclusion in the relevant contracts.

Creditor days for the Group at 31 December 2003 were 36 days (2002 46 days) as calculated in accordance with the Companies Act 1985.

Authority to purchase shares

The authority given at the Annual General Meeting of the Company held on 11 June 2003, for the Company to purchase, in the market, 10,247,544 of its shares, expires at the forthcoming Annual General Meeting. This authority was not used during the year and shareholders will be asked to give a similar authority at the forthcoming Annual General Meeting.

Auditors

A resolution to re-appoint the auditors, Ernst and Young LLP, will be proposed at the Annual General Meeting.

By order of the board

Philip Davis Company Secretary

6 April 2004

Corporate governance report

The directors are committed to high standards of corporate governance and recognise the importance of adopting good corporate governance practices which are in the best interests of the shareholders.

During the 12 months from January to December 2003, the Group complied in all respects with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code except for provision A6.1 as detailed in the directors' remuneration report set out on pages 20 to 23, that non-executive directors are not appointed for a specific term, although they are required to retire and seek re-election every three years under the Company's Articles of Association.

The board has considered the independence of the non-executive directors who served throughout 2003 and believes that all of them are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

The following narrative statement together with the directors' remuneration report set out on pages 20 to 23 explain how the Group has applied the principles of good corporate governance contained in the Combined Code. Following the Higgs and Smith Reports into the roles of non-executive directors and audit committees, the Code was superseded and replaced in July 2003. The revised Code will apply to the Group for its financial year beginning 1 January 2004 and application of and compliance with the revised Code will be reported on in the Annual Report 2004.

The board

For all of 2003 the board comprised two executive directors and six non-executive directors. Biographical details of the current directors are set out briefly on pages 10 and 11. The board is headed by the Chairman and is responsible to shareholders for leading and controlling the Group. It meets at least eight times a year, reviewing trading performance, ensuring adequate funding facilities are in place, setting and monitoring strategy, reviewing risk management processes, examining business expansion opportunities and overseeing shareholder reporting.

In the board's opinion, the presence of six non-executive directors during 2003, with David Simpson as the senior independent non-executive, provided a proper balance of authority with the Chairman and the Chief Executive Officer.

When appointing new directors, the board receives recommendations from the Nomination Committee, which considers candidates' experience and knowledge of the technology sector together with their ability to contribute to a specific area of importance to the Company. Due to the infrequent changes to the board there is no formal induction policy for new directors, with appropriate arrangements being made as required. All directors have access to the advice and services of the Company Secretary, and are permitted to take independent professional advice if necessary for the conduct of their duties, at the Group's expense.

Since 31 December 2003 Jack Kilby has retired as a director and Peter Bordui and Winston Fu have been appointed as additional directors. Additionally, Andrew Rickman has ceased to serve on an executive basis, becoming a non-executive director as of 1 January 2004. He continues to serve as Chairman.

To enable it to carry out its responsibilities, detailed information on the Group's operations is supplied to the board and reviewed at its meetings by the Chief Executive Officer and the Chief Financial Officer.

Subject to the provisions of the Companies Act 1985 and the requirement to retire by rotation, there is no limit on the number of years any of our directors may serve as a director. At every Annual General Meeting, any director who was elected or last re-elected at or before the Annual General Meeting held in the third calendar year before is subject to retirement by rotation. A director retiring by rotation may be re-elected at the Annual General Meeting. Our Articles of Association do not require directors to retire at a specific age.

The board has a Compensation Committee, a Nomination Committee and an Audit Committee. The members of these committees are detailed overleaf.

Compensation Committee

The Compensation Committee is responsible for determining the contract terms, remuneration and other benefits of executive directors and other senior executive officers, including their performance-related pay. The remuneration report, which includes details of directors' remuneration and interests in the Company's share capital, together with information on their service contracts and letters of appointment, is set out on pages 20 to 23.

The members of the Compensation Committee are:

W Arthur Porter (Chairman)
David Simpson
Lori Holland.

Nomination Committee

The Nomination Committee is responsible for nominating candidates to fill board vacancies and making recommendations on board composition and balance.

The members of the Nomination Committee are:

Andrew Rickman (Chairman)
David Simpson
Lori Holland
W Arthur Porter.

Audit Committee

The Audit Committee meets not less than four times annually and is responsible for, among other things, monitoring and planning, and reviewing the Group's annual and quarterly reports and accounts. It also involves the Group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the requirements of the UK Financial Services Authority, the NASDAQ National Market and the US Securities and Exchange Commission, and on an ongoing basis reviews the effectiveness of our systems of internal financial controls. It also advises the board on the appointment of the Group's auditors together with their remuneration for both audit and non-audit work. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with the board of directors.

The members of the Audit Committee are:

Lori Holland (Chairman)
David Simpson
W Arthur Porter.

Communication with shareholders

As part of the Group's communication activities, detailed presentations are made to major institutional investors on a regular basis, including whenever a major event occurs. The board takes into consideration feedback received from these presentations and from other communications for shareholders wherever appropriate.

Each quarter, the results of the Group are publicly announced via a Regulatory Information Service of the UK Listing Authority and filed with the US Securities and Exchange Commission. The results of the Group are also published on its website and include a quarterly profit and loss account and balance sheet under both UK GAAP and US GAAP and a quarterly cash flow statement under UK GAAP. A conference call is also held each quarter to discuss the results.

The Annual General Meeting is the occasion when the directors are routinely available to answer questions from shareholders, and the directors view this public accountability for their actions as the main purpose of the meeting.

Accountability and audit

The board believes that it has an ongoing process, in accordance with the guidance of the Turnbull Committee on internal control, for identifying, evaluating and managing the significant risks faced by the Group. This process is described more fully below and has been in place for the year under review by the board and up to the date of approval of the annual accounts for the financial year ended 31 December 2003. The board regularly reviews the process.

The Group does not currently have an internal audit function but as the Group continues to grow this is kept under review by the board.

The board has reviewed the effectiveness of its internal controls over operational and financial risks in the following manner:

- the board met eight times during the year, at regular six weekly intervals (and additionally at special board meetings convened in relation to significant transactions). At each of these eight board meetings, executive briefings were presented to provide the board with detailed operational and financial information on the Group's activities and plans. Specific significant risks presented by the management team were discussed as deemed necessary; and
- the Group's auditors were engaged to review the Group's reported results and balance sheet at each quarter end, and to audit the annual results and balance sheet which are included in this report.

In December 2003, the Group carried out an annual assessment of the effectiveness of internal controls by conducting a formal review of its strategic business risks and the management actions in place for monitoring and minimising these risks. The results of this review have been reported to the board and a suitable risk management programme has been developed.

The board acknowledges that it is responsible for the Group's systems of internal control and for monitoring their effectiveness. These systems are designed to manage rather than eliminate the risk of failure to achieve the Group's strategic objectives, and as such can only provide reasonable and not absolute assurance against material misstatements or loss. The key elements of the Group's internal controls are outlined below.

Control environment: The existence of a clear organisational structure and well-defined lines of responsibility and delegation of appropriate authority. The integrity and competence of personnel are ensured through high recruitment standards, training and development programmes.

Risk management: Business strategy and plans are reviewed by the board. Appraisals and evaluations of the financial implications are undertaken prior to commitments on major projects.

Financial reporting: A comprehensive system of budgets and forecasts with monthly reporting of actual results against targets.

Control procedures: The Group currently has authorisation levels and procedures. Many of the processes are documented in the Group's quality manuals. The systems of internal financial controls are formally being documented and updated to take into account the Group's growth. In addition, the Audit Committee meets with the Group's auditors to discuss the results of their audit work, both with management present and, four times a year, in a private session without management in attendance.

Going concern

After making appropriate enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the forseeable future. In particular, the directors note that following the acquisition of New Focus the Group's cash position has improved by $105 million (approximately £59 million). Consequently, the directors continue to adopt the going-concern basis in preparing the accounts.

Environmental report

Quality management

Bookham Technology is committed to providing integrated optical and RF components to the highest standards, to meet and exceed customer requirements. To help achieve these goals, the Group uses a quality management system developed to meet the requirements of ISO 9001 and TL 9000. TL 9000 is the telecom-specific quality management system and Bookham Technology was the first European company to receive accreditation to this system in October 2000. All of our products are designed to meet high reliability standards. Our commitment to quality ensures the best possible solutions for our customers.

The environment

We provide quality products consistent with an environmentally responsible goal. The Group ensures the following steps are taken:

- As a minimum, we comply with the appropriate legislation, regulations and codes of practice.
- We identify and evaluate any environmental effects associated with the infrastructure and supply of integrated optical and RF components, to control and reduce their environmental impact.
- We regularly set and review challenging environmental objectives and targets.
- We ensure the responsible use of all natural resources and the minimisation of waste, pollution and energy consumption.
- We implement the training of all employees to ensure that they are environmentally aware and that neither they, the community nor the environment are exposed to harm as a result of our operations.

Bookham Technology's ISO 14001 accredited sites are committed to the continual improvement of their performance by the monitoring of environmental issues and through involvement with suppliers, customers, regulatory authorities and the community.

Corporate and social responsibility

The board accepts its responsibility to be accountable to all its stakeholders, including employees, shareholders, customers and suppliers, as well as its commitment to the local communities and environments in which it operates. The Group's employees are highly valued and fairly treated, and their rights are respected. The Group is an equal opportunity employer. The Group is committed to playing a positive role in the local communities in which it operates and regularly supports local charities, employee fundraising and local education – for example, we donated PCs to local schools for use in technology-based learning. The Group believes it endeavours to be honest and fair in its relationships with customers and suppliers.

Directors' remuneration report

Information not subject to audit

Compensation Committee and advisers

The Group's Compensation Committee is composed of W Arthur Porter, David Simpson and Lori Holland, all of whom are non-executive directors, and W Arthur Porter is chairman. The committee makes recommendations to the board, within agreed terms of reference, on an overall remuneration package for executive directors and other senior executives. The fees for the non-executive directors are determined by the board within the limits stipulated in the Articles of Association.

From time to time the committee appoints independent executive remuneration consultants to assess comparability with the marketplace and in particular with the remuneration policies of the Group's competitors or other similar companies. However, no such appointment was made in 2003.

Remuneration policy

The Company's policy on directors' remuneration, and that paid to members of the senior management team for 2004 and subsequent financial years, is that the overall package should be sufficiently competitive to attract, retain and motivate high-quality executives capable *of achieving the Group's objectives and thereby enhancing shareholder value. The package for executive directors and members of the senior* management team consists of basic salary, benefits, share options, performance-related bonuses and pensions, with a significant proportion based on performance and dependent upon the achievement of demanding targets. Consideration is given to pay and employment policies elsewhere in the Group, especially when determining annual salary increases.

The details of individual components of the remuneration package and terms of engagement are as follows:

Basic salary and benefits: The salary and benefits paid to executive directors and members of the senior management team are reviewed annually by the Compensation Committee after a review of the individual's performance and the overall performance of the business. Where appropriate the committee has regard to published remuneration information and to specific advice from independent remuneration consultants. Inflation is also taken into consideration. Benefits principally comprise a car and private healthcare.

Share options: Share options to the executive directors and members of the senior management team are granted periodically by the board on the recommendation of the Compensation Committee, which may take advice from independent remuneration consultants. Share options may be granted as time vesting options, or may include both performance and time vesting elements as criteria for vesting.

Where time vesting options are granted, these vest according to a set profile, typically with one quarter of the options vesting 12 months from the date of grant, with the remaining three-quarters vesting monthly over the next three years. As the Company is at a pre-profitability stage in its development and operates in challenging market conditions, the grant of time vesting options is considered by the Compensation Committee to be appropriate to incentivise and reward executive directors and members of the senior management team over the longer term for achieving growth and profitability for the Group, as reflected in share price appreciation.

Where a combination of performance and time vesting criteria are included in a single option grant the effect is for the performance targets (relating principally to sales, overhead reduction and to profit before interest and tax) to accelerate the vesting of options which would otherwise vest on the typical time vesting basis. This acceleration would result in 50% of the options vesting within one year of the grant; a further 20% vesting in the second year after the grant; and 30% vesting at any time up to the third year after the grant.

Share options are also granted to the non-executive directors. Such grants are made annually at or around the time of the Annual General Meeting. The level of such grants is determined by reference to annual grants of comparator companies. Share options granted to non-executive directors do not contain performance criteria and vest immediately on grant, with the intention of making them akin to a grant of shares in the Company. The share options granted to non-executive directors are a key constituent of their remuneration package (the other element being fees, as described below).

All options granted are at the market price prevailing at the date of grant.

Performance-related bonuses: The Compensation Committee determines a bonus for executive directors and members of the senior management team based on criteria agreed with that person at the beginning of the financial year and, usually, at the beginning of each financial quarter. The bonus is designed to provide a direct link between each individual's remuneration and the performance of the Company in the short term. The performance criteria for the bonus include the achievement of budgeted profits and revenue growth of the Company and these are assessed by the Compensation Committee following each publication of the Company's quarterly results.

Bonuses for the executive directors and members of the senior management team are based on revenue, profit before interest and tax and, if these threshold financial targets are met, the achievement of personal objectives.

Pensions: The Chief Executive Officer is a member of the Bookham Technology plc Employee Pension Scheme (see note 24), a defined contribution scheme, and receives contributions from the Group equivalent to 9% of his basic salary. During 2003 the Chairman was a member of a personal defined contribution pension plan and received pension contributions from the Group equivalent to 20% of his basic salary.

Fees: The fees for non-executive directors are determined by the board within the limits stipulated in the Articles of Association. The non-executive directors do not decide upon their own remuneration. The remuneration of the non-executive directors takes the form of fees and annual grants of share options, which are set by the board having taken advice from independent remuneration consultants on appropriate levels and with reference to the annual grants of comparator companies.

Service contracts and letters of appointment: The Company's policy is for executive directors to have rolling contracts of employment with provision for termination on no more than 12 months' notice. Payments on termination are restricted to the value of salary for the notice period. None of the non-executive directors has a service contract. The letters of appointment entered into with the non-executive directors provide for an initial specified period of appointment (generally until the Annual General Meeting in the third year after appointment), subject to review. There are no predetermined special provisions for executive or non-executive directors with regard to compensation in the event of loss of office.

Service contracts and letters of appointment

The service contracts and letters of appointment of the directors during 2003 included the following terms:

	Date of contract	Unexpired term*	Notice period
Executive directors			
Andrew Rickman†	23/07/01	Rolling	12 months
Giorgio Anania	23/07/01	Rolling	12 months
Non-executive directors			
David Simpson	01/01/00	Rolling**	6 months
Robert Rickman	20/03/00	Rolling**	6 months
Lori Holland††	20/03/00	Rolling**	6 months
W Arthur Porter	20/03/00	Rolling**	6 months
Jack Kilby	20/03/00	Rolling**	6 months
Joseph Cook	04/02/02	Rolling**	6 months

* All terms of appointment are subject to the provisions of the Companies Act 1985 and the requirement to retire by rotation.

** All letters of appointment are initially for a specified period of appointment, subject to review.

† Effective as of 1 January 2004, Dr Rickman's service contract was terminated and replaced by a non-executive director letter of appointment together with a separate agreement setting out his duties and fees for serving as Chairman.

†† Ms Holland also has a director's fee agreement, entered into on 30 September 2002 and effective from 1 August 2002, which sets out her fees for chairing the Audit Committee. There is no term or notice period included in this agreement.

Biographical details of all current directors can be found on pages 10 and 11.

Performance graph

The graph below shows the Company's share price since its initial public offering in 2000, compared with the FTSE Techmark 100 Index.

Shareholder return % year on year


80
60
40
20
0
-20
-40
-60
-80
-100
Q4
2000
2000
2001
2002
2003
Bookham Technology
FTSE Techmark 100 Index

The FTSE Techmark 100 Index was selected as it comprises companies similar to the Company.

Information subject to audit

Directors' remuneration

The remuneration of the directors for the year ended 31 December 2003 is as follows:

Name	Salary or fees £000	Benefits in kind £000	Bonus £000	Total 2003 £000	Total 2002 £000
Andrew Rickman	**100.0**	**2.5**	–	**102.5**	195.0
Giorgio Anania	**185.0**	**21.6**	–	**206.6**	373.0
David Simpson	**8.0**	–	–	**8.0**	7.0
Lori Holland	**31.2**	–	–	**31.2**	17.0
W Arthur Porter	**19.0**	–	–	**19.0**	7.0
Jack St Clair Kilby	**3.0**	–	–	**3.0**	6.0
Robert Rickman	**8.0**	–	–	**8.0**	7.0
Joseph Cook	**6.2**	–	–	**6.2**	2.0

Benefits in kind principally comprise a car and private healthcare.

Pension entitlements

The pension entitlements of the directors for the year ended 31 December 2003 took the form of contributions to money purchase pension schemes and were as follows:

	Total 2003 £000	Total 2002 £000
Andrew Rickman	**20.0**	22.0
Giorgio Anania	**16.6**	16.0

Interests in options

The Compensation Committee determines the grant of share options to the executive directors and the board determines the grant of share options to non-executive directors. The options granted during the year were at the prevailing market prices and the conditions for their exercise are described in note 21. Details of the share options held by the directors are as follows:

Name	Date of grant	1 January 2003 Number	Granted during year Number	Exercised during year Number	31 December 2003 Number	Exercise price per ordinary share £	Date from which exercisable	Expiry date
Giorgio Anania	**07/09/98**	280,000	–	–	**280,000**	**1.083**	**07/03/00**	**07/09/08**
	24/03/99	180,000	–	–	**180,000**	**1.200**	**31/12/00**	**24/03/09**
	02/04/99	600,000	–	–	**600,000**	**1.200**	**02/10/00**	**02/04/09**
	13/03/00	180,000	–	–	**180,000**	**10.000**	**31/12/01***	**13/03/10**
	03/08/01	1,000,000	–	–	**1,000,000**	**1.710**	**03/02/03**	**03/08/11**
	08/02/02	224,000	–	–	**224,000**	**1.220**	**08/08/03**	**08/02/12**
	14/11/02	1,207,360	–	–	**1,207,360**	**0.780**	**15/11/03***	**14/11/12**
	25/09/03	–	**2,035,593**	–	**2,035,593**	**1.3525**	**01/01/04**	**25/09/13**
David Simpson	**15/04/98**	333,600	–	–	**333,600**	**0.847**	**15/10/99**	**15/04/08**
	18/06/99	76,110	–	–	**76,110**	**1.200**	**18/06/99**	**18/06/09**
	30/04/01	64,378	–	–	**64,378**	**3.230**	**30/04/01**	**30/04/11**
	12/06/02	12,000	–	–	**12,000**	**0.790**	**12/06/02**	**12/06/12**
	11/06/03	–	**12,000**	–	**12,000**	**0.985**	**11/06/03**	**11/06/13**
Lori Holland	**20/01/99**	256,338	–	–	**256,338**	**1.083**	**20/01/99**	**20/01/09**
	18/06/99	76,110	–	–	**76,110**	**1.200**	**18/06/99**	**18/06/09**
	30/04/01	64,378	–	–	**64,378**	**3.230**	**30/04/01**	**30/04/11**
	12/06/02	12,000	–	–	**12,000**	**0.790**	**12/06/02**	**12/06/12**
	11/06/03	–	**12,000**	–	**12,000**	**0.985**	**11/06/03**	**11/06/13**
W Arthur Porter	**15/04/98**	243,235	–	–	**243,235**	**0.847**	**15/10/99**	**15/04/08**
	30/04/01	64,378	–	–	**64,378**	**3.230**	**30/04/01**	**30/04/11**
	12/06/02	12,000	–	–	**12,000**	**0.790**	**12/06/02**	**12/06/12**
	11/06/03	–	**12,000**	–	**12,000**	**0.985**	**11/06/03**	**11/06/13**
Jack St Clair Kilby	**31/01/00**	76,110	–	–	**76,110**	**4.322**	**31/01/00**	**31/01/10**
	30/04/01	40,236	–	–	**40,236**	**3.230**	**30/04/01**	**30/04/11**
	12/06/02	12,000	–	–	**12,000**	**0.790**	**12/06/02**	**12/06/12**
	11/06/03	–	**12,000**	–	**12,000**	**0.985**	**11/06/03**	**11/06/13**
Robert J Rickman	**18/06/99**	76,110	–	–	**76,110**	**1.200**	**18/06/99**	**18/06/09**
	30/04/01	64,378	–	–	**64,378**	**3.230**	**30/04/01**	**30/04/11**
	12/06/02	12,000	–	–	**12,000**	**0.790**	**12/06/02**	**12/06/12**
	11/06/03	–	**12,000**	–	**12,000**	**0.985**	**11/06/03**	**11/06/13**
Joseph Cook	**11/06/03**	–	**12,000**	–	**12,000**	**0.985**	**11/06/03**	**11/06/13**

* Options which are capable of earlier exercise on satisfaction of performance criteria, being the achievement of specified revenue targets, specified overhead cost reduction targets and specified targets for profits before interest and tax over the period to 2005.

On 13 February 2004 75,000 options were granted to Andrew Rickman at an exercise price of £1.405 per ordinary share. The options are exercisable from 13 February 2004 and expire on 12 February 2014.

Gains made by directors on share options

All share options granted to directors were granted under either the 1995 Scheme or the 1998 Scheme, details of which are included in note 21. There have been no gains made by directors on share options during the year (2002: nil).

The market price of the Company's shares on 31 December 2003 was £1.23 per share and the high and low share prices during the year were £1.66 and £0.645 respectively.

Approved by the board and signed on its behalf by:

Philip Davis Company Secretary
6 April 2004

Statement of directors' responsibilities

The directors are required by UK company law to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period.

The directors confirm that suitable accounting policies have been applied consistently, and reasonable and prudent judgements and estimates have been made in the preparation of the financial statements for the year ended 31 December 2003. The directors also confirm that applicable accounting standards have been followed and that the financial statements have been prepared on the going-concern basis. The directors are responsible for keeping proper accounting records and for taking reasonable steps to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregular activities.

Independent auditors' report to the members of Bookham Technology plc

We have audited the Group's financial statements for the year ended 31 December 2003 which comprise the consolidated profit and loss account, consolidated balance sheet, Company balance sheet, consolidated cash flow statement, statement of total recognised gains and losses and the related notes 1 to 32. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the statement of directors' responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises the directors' report, unaudited part of the directors' remuneration report, Chairman's and Chief Executive's review, financial review and corporate governance report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the loss of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst and Young LLP
Registered Auditor
Reading
6 April 2004

Consolidated profit and loss account

For the year ended 31 December 2003

	Note	Before exceptional items £000	Exceptional items (note 3) £000	2003 £000	2002 £000
Turnover					
Continuing operations:					
Ongoing		**86,997**	**–**	**86,997**	34,603
Acquisitions: Cierra	20	**1,837**	**–**	**1,837**	–
Ignis	20	**310**	–	**310**	–
Group turnover	1, 2	**89,144**	**–**	**89,144**	34,603
Cost of sales		**(96,216)**	**(12,951)**	**(109,167)**	(74,202)
Gross loss		**(7,072)**	**(12,951)**	**(20,023)**	(39,599)
Administrative expenses					
Research and development		**(30,714)**	**(5,030)**	**(35,744)**	(39,771)
Selling, general and other expenses		**(30,305)**	**(1,160)**	**(31,465)**	(27,506)
		(61,019)	**(6,190)**	**(67,209)**	(67,277)
Other operating income	6	**20**	**–**	**20**	175
Operating loss					
Continuing operations:					
Ongoing		**(65,885)**	**(19,141)**	**(85,026)**	(106,632)
Acquisitions: Cierra	20	**(453)**	–	**(453)**	–
Ignis	20	**(1,733)**	**–**	**(1,733)**	–
Discontinued operations	20	**–**	**–**	**–**	(69)
Group operating loss	2	**(68,071)**	**(19,141)**	**(87,212)**	(106,701)
Profit on sale of fixed assets (continuing operations)		**–**	**1,866**	**1,866**	–
Interest receivable	7	**5,783**	**–**	**5,783**	5,795
Interest payable	8	**(1,928)**	–	**(1,928)**	(454)
Loss on ordinary activities before taxation	2,3	**(64,216)**	**(17,275)**	**(81,491)**	(101,360)
Tax on loss on ordinary activities	9	**(171)**	**2,268**	**2,097**	–
Loss on ordinary activities after taxation		**(64,387)**	**(15,007)**	**(79,394)**	(101,360)
Loss per ordinary share (basic and diluted) (£)	10	**(0.31)**	**(0.07)**	**(0.38)**	(0.67)

Statement of total recognised gains and losses

	Note	2003 £000	2002 £000
Loss for the financial year	22	**(79,394)**	(101,360)
Exchange difference on translation of subsidiaries	22	**802**	44
Total losses recognised in the full year		**(78,592)**	(101,316)

The notes on pages 30 to 56 form an integral part of these financial statements.

Consolidated balance sheet

As at 31 December 2003

	Note	2003 £000	2002 £000
Fixed assets			
Intangible assets	11	**35,990**	42,553
Tangible assets	12	**53,490**	51,442
		89,480	93,995
Current assets			
Stocks	14	**24,931**	23,679
Debtors	15	**22,299**	21,405
Cash at bank and in hand	27	**38,955**	105,418
		86,185	150,502
Creditors: amounts falling due within one year	16	**(20,701)**	(29,302)
Net current assets		**65,484**	121,200
Total assets less current liabilities		**154,964**	215,195
Creditors: amounts falling due after more than one year	17	**(28,372)**	(31,329)
Provisions for liabilities and charges	18	**(10,054)**	(3,428)
Net assets		**116,538**	180,438
Capital and reserves			
Called-up share capital	21, 22	**723**	683
Share premium account	22	**407,190**	404,187
Other reserves	22	**22,389**	10,740
Profit and loss account	22	**(313,764)**	(235,172)
Equity shareholders' funds	22	**116,538**	180,438

Approved by the board of directors on 6 April 2004 and signed on its behalf by:



Andrew Rickman Director

The notes on pages 30 to 56 form an integral part of these financial statements.

Company balance sheet
As at 31 December 2003

	Note	2003 £000	2002 £000
Fixed assets			
Intangible assets	11	**27,970**	42,553
Tangible assets	12	**45,540**	39,056
Investments	13	**2,877**	107
		76,387	81,716
Current assets			
Stocks	14	**26,930**	15,858
Debtors	15	**47,697**	42,071
Cash at bank and in hand		**37,126**	103,441
		111,753	161,370
Creditors: amounts falling due within one year	16	**(20,452)**	(25,980)
Net current assets		**91,301**	135,390
Total assets less current liabilities		**167,688**	217,106
Creditors: amounts falling due after more than one year	17	**(28,123)**	(31,058)
Provisions for liabilities and charges	18	**(6,898)**	(2,433)
Net assets		**132,667**	183,615
Capital and reserves			
Called-up share capital	21, 22	**723**	683
Share premium account	22	**407,190**	404,187
Other reserves	22	**22,389**	10,740
Profit and loss account	22	**(297,635)**	(231,995)
Equity shareholders' funds	22	**132,667**	183,615

Approved by the board of directors on 6 April 2004 and signed on its behalf by:



Andrew Rickman Director

The notes on pages 30 to 56 form an integral part of these financial statements.

Consolidated cash flow statement
Year ended 31 December 2003

	Note	2003 £000	2002 £000
Net cash outflow from operating activities	26	**(59,407)**	(61,684)
Return on investments and servicing of finance:			
Interest received		**2,242**	5,776
Interest paid		**(1,909)**	(391)
Interest element of finance lease rentals		**(7)**	(43)
		326	5,342
Taxation		**(171)**	–
Capital expenditure and financial investment			
Purchase of intangible fixed assets		–	(95)
Purchase of tangible fixed assets		**(11,699)**	(10,102)
Proceeds on disposal of tangible fixed assets		**4,332**	44
		(7,367)	(10,153)
Acquisitions and disposals			
Cash acquired on purchase of undertakings		**1,950**	–
Cost associated with acquisitions completed in the year		**(328)**	–
Cost associated with acquisition completed post year end		**(1,582)**	–
Net overdrafts disposed of with subsidiary undertakings		–	(69)
Purchase of subsidiary undertakings		–	(12,060)
Net cash outflow before financing		**(66,579)**	(78,624)
Financing			
Issue of ordinary share capital and warrants	22	**832**	125
Capital element of finance lease rental payments	27	**(138)**	(897)
Capital element of loan repayments		**(30)**	–
		664	(772)
Decrease in cash	27	**(65,915)**	(79,396)
Reconciliation of net cash flow to movement in net funds			
Decrease in cash in the year	27	**(65,915)**	(79,396)
Cash outflow from finance lease repayments	27	**138**	897
Cash outflow from loan repayments		**30**	–
Decrease in net funds resulting from cash flows	27	**(65,747)**	(78,499)
Loans arising on acquisition	27	–	(31,359)
Finance leases arising on acquisition		**(380)**	–
Exchange differences		**2,417**	–
Decrease in net funds in the year	27	**(63,710)**	(109,858)
Net funds at beginning of the year	27	**74,059**	183,917
Net funds at end of the year	27	**10,349**	74,059

Major non-cash transactions

a) During 2003 the Group finalised the provisional fair value exercise relating to the NNOC acquisition in November 2002. This resulted in an adjustment to the original fair values assigned to the acquired net assets, including an increase in stock of £12,776,000. The difference resulting from the review of £11,941,000 has been taken as an adjustment to goodwill on acquisition (see note 20).

b) On 4 July the Group acquired the trade and assets of Cierra Photonics for a consideration of £3,020,000 satisfied by the issue of 3,071,484 ordinary shares (see note 20).

c) On 6 October the Group issued 8,020,816 ordinary shares to acquire Ignis Optics Inc. for a consideration of £11,168,000 (see note 20).

d) The income tax credit on research and development of £2,268,000 was received in 2002.

The notes on pages 30 to 56 form an integral part of these financial statements.

Notes to the financial statements
For the year ended 31 December 2003

1 Accounting policies

The financial information contained in this report has been prepared in accordance with applicable accounting standards in the United Kingdom.

A summary of the principal accounting policies, which have been applied for all periods covered by this report, is set out below.

1) Basis of accounting
The financial information in this report has been prepared under the historical cost convention and on a going-concern basis.

2) Group consolidation
The Group accounts consolidate the accounts of Bookham Technology plc and all its subsidiary undertakings drawn up to 31 December each year. No Company profit or loss account is presented for Bookham Technology plc as permitted by Section 230 of the Companies Act 1985.

Cierra Photonics ("Cierra") and Ignis Optics Inc. ("Ignis") have been included in the Group accounts using the acquisition method of accounting. Accordingly, the Group profit and loss account and statement of cash flows include the results and cash flows of Cierra for the six-month period from its acquisition on 4 July 2003, and Ignis for the three-month period from its acquisition on 6 October 2003.

Intra-Group sales and profits are eliminated fully on consolidation.

3) Turnover
Turnover represents the amounts (excluding value-added tax) derived from the provision of goods and services to third-party customers during the period.

Turnover is recognised upon shipment.

The Group uses the percentage-of-completion method, based on costs incurred and milestones accepted by the customer for recognising revenues on fixed-fee, non-recurring engineering contracts.

4) Research and development expenditure
Research and development expenditure is charged to the profit and loss account in the period in which the expenditure is incurred.

5) Goodwill
Goodwill is calculated as the surplus of cost over fair value attributed to the net assets (excluding goodwill) of subsidiaries. Goodwill is amortised on a straight-line basis over its estimated useful life of five to ten years:

NNOC	Ten years
Ignis	Five years
Cierra	Five years

It is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

6) Intangible fixed assets and amortisation
Intangible assets acquired separately from a business are capitalised at cost. Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition.

Intangible fixed assets are stated at cost less amortisation. They consist of patent licence fees payable to third parties and patents acquired from third parties. Amortisation is provided by the Group to write off the cost of intangible fixed assets on a straight-line basis over their estimated useful economic lives of five to six years.

It is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

1 Accounting policies continued

7) Tangible fixed assets and depreciation
Tangible fixed assets are stated at cost less depreciation. Depreciation is provided by the Group to write off the cost of tangible fixed assets on a straight-line basis over their estimated useful economic lives as follows:

Freehold buildings	Five years
Plant and machinery	Three to five years
Fixtures, fittings and equipment	Three to five years
Computer equipment	Three years

No depreciation is provided for land or for assets in the course of construction.

8) Investments
Investments in subsidiary undertakings are shown at cost less provision for any impairment in value.

9) Stocks
Stocks are stated at the lower of cost and net realisable value (determined on the first-in first-out method). Cost includes all direct costs of manufacture and a proportion of manufacturing overheads.

10) Leases
Assets held under finance leases are capitalised and depreciated over their estimated useful lives or the term of the lease, whichever is shorter. Future instalments under such leases, net of financial charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligations.

Costs in respect of operating leases are charged on a straight-line basis over the lease term.

11) Foreign currency translation
In individual companies, transactions in foreign currencies are translated into reporting currencies using rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the balance sheets of the Group's overseas subsidiary undertakings are translated into Sterling at rates of exchange ruling at the year end. The profit and loss accounts of the Group's overseas subsidiary undertakings are translated into Sterling using average rates of exchange. Translation differences are taken to reserves.

12) Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- provision is made for tax gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Notes to the financial statements *continued*

1 Accounting policies continued

13) Pension costs
The Group pays contributions into the Group defined contribution pension scheme for the executive directors and employees. In addition, the Company has a defined contribution plan for the benefit of one director. The charge to the profit and loss account reflects those contributions payable in the period. The Group has no other liability in respect of these pension contributions.

In addition the Group operates a defined benefit pension scheme for employees of the Swiss operations, which requires contributions to be made to separately administered funds. Contributions to these funds are charged in the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group. The regular cost is attributed to individual years using the projected unit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either provisions or prepayments in the balance sheet.

14) Share options issued to employees
The Group recognises as a charge to the profit and loss account ("stock compensation expense") the amount by which the intrinsic value of any share options issued to employees exceeds their respective exercise prices at the date of grant. The intrinsic value is assessed by reference to the market value of the Company's shares. These costs are recognised over the vesting period. Amounts charged to the profit and loss account are included in other reserves.

15) Warrants and share options issued to non-employees
Where share options or warrants are granted to non-employees in respect of services rendered, the fair value of the consideration received is recognised as a cost over the period to which the services relate. With the exception of costs related to fundraising, which are included in issue costs and charged to the share premium account, costs are charged to the profit and loss account.

16) Hedges
The Group's policy is to hedge currency exposures on future committed sales.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

2 Segmental analysis

Turnover represents the amounts derived from the provision of goods and services which fall within the ordinary activities of the business, stated net of value-added tax or similar taxes. The Group has one class of business: the design, development, manufacture and marketing of fibre-optic components. It operates in four principal geographic markets: the United Kingdom, Europe (excluding the UK), Asia and North America.

Turnover/loss before taxation and net assets are analysed below by geographical area:

Turnover

	2003 £000	2002 £000
Sales to third parties by destination:		
United Kingdom	**15,520**	21,273
North America	**55,920**	10,613
Europe (excluding the UK)	**8,067**	2,373
Asia	**9,138**	319
Rest of the World	**499**	25
	89,144	34,603
Sales to third parties by origin:		
United Kingdom	**87,087**	34,577
Europe (excluding the UK)	**624**	24
North America	**1,433**	2
	89,144	34,603

2 Segmental analysis continued

Loss before taxation

	2003 £000	2002 £000
Continuing operations		
United Kingdom	**(75,098)**	(103,764)
North America	**(4,084)**	(1,832)
Europe (excluding the UK)	**(6,169)**	(1,049)
Rest of the World	**5**	13
	(85,346)	(106,632)
Discontinued operations		
North America	**–**	(69)
	(85,346)	(106,701)
Net interest	**3,855**	5,341
Loss on ordinary activities before taxation	**(81,491)**	(101,360)

Net assets

	2003 £000	2002 £000
Continuing operations		
United Kingdom	**126,410**	183,617
North America	**(5,570)**	(2,099)
Europe (excluding the UK)	**(4,381)**	(1,153)
Rest of the World	**79**	73
Total net assets	**116,538**	180,438

3 Loss on ordinary activities before taxation

This is stated after charging/(crediting):

	2003 £000	2002 £000
Auditors' remuneration		
Audit	**720**	452
£578,000 of which relates to the Company (2002 £428,000)		
Tax services	**113**	107
Amortisation		
Goodwill	**2,688**	442
Patents, licences and other	**1,612**	894
Depreciation		
Owned assets	**8,771**	8,261
Assets held under finance leases	**416**	1,031
Loss/(gain) on disposal of fixed assets	**–**	(44)
Loss/(gain) on foreign exchange	**2,710**	(500)
Amounts payable under operating leases		
Hire of plant and machinery	**362**	665
Land and buildings	**3,393**	2,770
Exceptional items		
Impairment of intangible fixed assets	**–**	1,005
Impairment of tangible fixed assets	**2,318**	27,052
Other closure costs	**4,087**	980
(Gain)/loss on disposal of fixed assets	**(1,866)**	–
Severance costs	**12,736**	2,499
Restructuring costs	**–**	5,127
Tax credit for research and development	**(2,268)**	–
	15,007	36,663

3 Loss on ordinary activities before taxation continued

Analysed as

	2003 £000	2002 £000
Cost of sales	**12,951**	21,549
Research and development expenses	**5,030**	6,244
Selling, general and administrative expenses	**1,160**	3,744
Other operating expenses	**–**	5,126
Profit on sale of fixed assets	**(1,866)**	–
Tax on loss on ordinary activities	**(2,268)**	–
Total exceptional items	**15,007**	36,663

No tax arose on exceptional items.

* In addition, the auditors received £900,000 for services in connection with due diligence and reporting accountant responsibilities relating to the acquisition of New Focus (completed March 2004), £665,000 of which was incurred prior to the year end and held as a prepayment at the year end.

Acquisitions during the year contributed £896,000 to cost of sales, £1,404,000 to research and development expenses, £364,000 to selling, general and other expenses and £nil to other operating income.

4 Staff costs

The average number of persons employed by the Group (including executive directors) during the period, analysed by category, was as follows:

	2003 Number	2002 Number
Administration	**107**	78
Sales	**70**	55
Research and development	**344**	283
Manufacturing	**1,263**	635
	1,784	1,051

The aggregate payroll costs of these persons were as follows:

	2003 £000	2002 £000
Wages and salaries	**52,709**	23,250
Stock compensation expense	**–**	193
Social security costs	**6,452**	2,059
Other pension costs	**3,665**	1,437
	62,826	26,939

5 Directors

Details for each director of remuneration, pension entitlements and interests in share options are set out on pages 20 to 23.

6 Other operating income

	2003 £000	2002 £000
Sale of scrap and other income	**20**	175

7 Other interest receivable and similar income

	2003 £000	2002 £000
Bank interest	**2,242**	5,795
Exchange differences on US Dollar loan notes	**3,541**	–
	5,783	5,795

8 Interest payable and similar charges

	2003 £000	2002 £000
Finance charges payable in respect of finance leases	**7**	146
Interest on loan notes	**1,889**	308
Other loans	**32**	–
	1,928	454

Finance charges payable includes £nil (2002 £83,000) of amortisation in respect of warrants issued to a leasing company in 1999, as described in note 21.

9 Taxation

	2003 £000	2002 £000
Tax credit on loss on ordinary activities		
Current tax:		
UK corporation tax relating to prior periods	**2,268**	–
Overseas taxation	**(171)**	–
	2,097	–
Deferred tax (note 18)	**–**	–
	2,097	–

Factors affecting current tax charge

The tax assessed on the profit on ordinary activities for the year is higher than the standard rate of corporation tax in the UK of 30% (2002 30%). The differences are reconciled below:

	2003 £000	2002 £000
Loss on ordinary activities before tax	**(81,491)**	(101,360)
Loss on ordinary activities multiplied by the tax rate above	**(24,447)**	(30,048)
Effect of:		
Disallowed expenses and non-taxable income	**1,628**	192
Depreciation in excess of capital allowances	**3,010**	11,153
Other timing differences	**(449)**	–
Foreign tax on overseas income	**(171)**	–
Others – research and development tax credit	**2,268**	–
Tax losses	**20,258**	18,703
Current tax credit for the period	**2,097**	–

10 Loss per ordinary share

Loss per ordinary share has been calculated by dividing the loss for the financial year by the weighted average number of ordinary shares in issue during the year, as set out below:

	2003	2002
Loss for the financial year (£000)	**(79,394)**	(101,360)
Weighted average number of shares	**208,447,930**	150,996,196
Loss per ordinary share (basic and diluted) (£)	**(0.38)**	(0.67)

The Group had share options and warrants which are potential ordinary shares outstanding during the period. Conversion of these potential ordinary shares into ordinary shares would decrease the net loss per ordinary share and would not therefore be dilutive.

11 Intangible fixed assets

	Company			Group		
	Goodwill £000	Patents and licences £000	Total £000	Goodwill £000	Patents and licences £000	Total £000
Cost						
At 1 January 2003	**35,352**	**9,922**	**45,274**	**35,352**	**9,922**	**45,274**
Fair value adjustment*	**(11,941)**	**–**	**(11,941)**	**(11,941)**	**–**	**(11,941)**
Acquisition (note 20)	**989**	**295**	**1,284**	**8,946**	**841**	**9,787**
Disposals during the year	**–**	**(369)**	**(369)**	**–**	**(369)**	**(369)**
Exchange adjustment	**–**	**–**	**–**	**–**	**(60)**	**(60)**
At 31 December 2003	**24,400**	**9,848**	**34,248**	**32,357**	**10,334**	**42,691**
Accumulated amortisation						
At 1 January 2003	**442**	**2,279**	**2,721**	**442**	**2,279**	**2,721**
Charge during the year	**2,290**	**1,583**	**3,873**	**2,688**	**1,612**	**4,300**
Disposals during the year	**–**	**(316)**	**(316)**	**–**	**(316)**	**(316)**
Exchange adjustments	**–**	**–**	**–**	**–**	**(4)**	**(4)**
At 31 December 2003	**2,732**	**3,546**	**6,278**	**3,130**	**3,571**	**6,701**
Net book value at 31 December 2003	**21,668**	**6,302**	**27,970**	**29,227**	**6,763**	**35,990**
Net book value at 31 December 2002	**34,910**	**7,643**	**42,553**	**34,910**	**7,643**	**42,553**

* During 2003, the Group finalised the provisional fair value exercise relating to the NNOC acquisition in November 2002. This resulted in a reduction in the goodwill balance of approximately £11.9 million (see note 20).

12 Tangible fixed assets

Group	Freehold land £000	Freehold buildings £000	Plant and machinery £000	Fixtures, fittings and equipment £000	Computer equipment £000	Total £000
Cost						
At 1 January 2003	16,437	7,645	85,594	6,710	9,994	126,380
Additions during the year	–	371	10,138	13	1,311	11,833
Acquisitions (note 20)	–	414	2,692	18	284	3,408
Disposals	–	(3)	(6,107)	(18)	(2)	(6,130)
Reclassifications	–	–	(13)	13	–	–
Exchange differences	–	(20)	779	–	(16)	743
At 31 December 2003	16,437	8,407	93,083	6,736	11,571	136,234
Accumulated depreciation						
At 1 January 2003	3,686	1,088	58,344	3,559	8,261	74,938
Charge for the year	–	1,369	6,795	160	863	9,187
Disposals	–	(1)	(3,711)	(3)	(1)	(3,716)
Impairment during the year	996	–	1,315	7	–	2,318
Reclassifications	–	–	(2,280)	2,282	(2)	–
Exchange differences	–	(1)	20	–	(2)	17
At 31 December 2003	4,682	2,455	60,483	6,005	9,119	82,744
Net book value at 31 December 2003	11,755	5,952	32,600	731	2,452	53,490
Net book value at 31 December 2002	12,751	6,557	27,250	3,151	1,733	51,442

Company	Freehold land £000	Freehold buildings £000	Plant and machinery £000	Fixtures, fittings and equipment £000	Computer equipment £000	Total £000
Cost						
At 1 January 2003	16,437	7,645	72,499	6,710	9,989	113,280
Additions during the year	–	41	9,954	13	1,147	11,155
Transfers from other Group undertakings	–	–	1,520	–	–	1,520
Disposals	–	(3)	(710)	(4)	–	(717)
Exchange differences	–	–	(16)	–	–	(16)
At 31 December 2003	16,437	7,683	83,247	6,719	11,136	125,222
Accumulated depreciation						
At 1 January 2003	3,686	1,088	57,635	3,557	8,258	74,224
Charge for the year	–	1,287	3,570	158	781	5,796
Disposals	–	(1)	(1,397)	(3)	–	(1,401)
Impairment during the year	996	–	57	7	–	1,060
Reclassifications	–	–	(2,375)	2,380	(5)	–
Exchange adjustments	–	–	3	–	–	3
At 31 December 2003	4,682	2,374	57,493	6,099	9,034	79,682
Net book value at 31 December 2003	11,755	5,309	25,754	620	2,102	45,540
Net book value at 31 December 2002	12,751	6,557	14,864	3,153	1,731	39,056

The net book value of assets held under finance leases was £234,000 at 31 December 2003 (2002 £nil). Assets held under finance leases are included in plant and machinery and computer equipment above.

Fixed assets include assets in the course of construction amounting to £8,596,000 at 31 December 2003 (2002 £nil) within plant and machinery.

Fixed assets include freehold land amounting to £7,642,000 which is being marketed for resale (2002 £nil).

13 Investments

Details of the investments in which the Group and the Company (unless indicated) holds 20% or more of the nominal value of any class of share capital are as follows:

Name of undertaking	Activity	Country of incorporation	Proportion of voting rights and shares held
Bookham Technology Inc	Manufacturing and distribution	USA	100%
Bookham Technology KK	Distribution	Japan	100%
Bookham (Canada) Inc	Research and development	Canada	100%
Bookham Exchange Inc	Intermediate holding company	Canada	100%*
Bookham (Switzerland) AG	Manufacturing and distribution	Switzerland	100%
Measurement Microsystems A-Z Inc	Research and development	Canada	22.7%**
Ignis Optics Inc	Manufacturing and distribution	USA	100%†

* Held by Bookham Acquisition Inc.
** Held by Bookham Exchange Inc.
† Held by Bookham Technology Inc.

Subsidiary undertakings operate principally in their country of incorporation and all the above companies have been included in the Group consolidation.

The Group's investment in Measurement Microsystems A-Z Inc. (MM) was fully provided at 1 January and 31 December 2003 (being £6,796,000). During 2002, the Group disposed of 75% of this investment and the remaining investment has been further diluted during 2003 (2002 25%). As part of the disposal it was agreed that the Group would have no representation on the board, nor influence over the management, of MM and therefore its results have not been consolidated since the date of disposal and the Group's interest in MM has been treated as an investment from the date of disposal.

Company	Investments £000	Total £000
Cost		
As at 1 January 2003	**6,903**	**6,903**
Additions	**2,770**	**2,770**
As at 31 December 2003	**9,673**	**9,673**
Provision		
As at 1 January 2003	**6,796**	**6,796**
Additions	**–**	**–**
As at 31 December 2003	**6,796**	**6,796**
Net book value as at 31 December 2003	**2,877**	**2,877**
Net book value as at 31 December 2002	**107**	**107**

14 Stocks

	Company		Group	
	2003 £000	2002 £000	2003 £000	2002 £000
Raw materials	**16,322**	4,172	**13,380**	5,553
Work in progress	**5,824**	7,790	**6,672**	7,553
Finished goods	**4,784**	3,896	**4,879**	10,573
	26,930	15,858	**24,931**	23,679

The difference between purchase price or production cost of stocks and their replacement cost is not material.

During 2003, the Group finalised the provisional fair value exercise relating to the NNOC acquisition in November 2002. This resulted in an increase to the stock balance of approximately £12.8 million (see note 20).

15 Debtors

	Company		Group	
	2003 £000	2002 £000	2003 £000	2002 £000
Trade debtors	**14,968**	17,776	**15,586**	17,781
Amounts due from Group undertakings	**26,680**	21,411	**–**	–
Other debtors	**4,841**	1,278	**5,301**	1,864
Prepayments and accrued income	**1,208**	1,606	**1,412**	1,760
	47,697	42,071	**22,299**	21,405

Amounts due from Group undertakings are unsecured, interest-free and have no fixed date of repayment.

16 Creditors: amounts falling due within one year

	Company		Group	
	2003 £000	2002 £000	2003 £000	2002 £000
Current instalments due on loans (note 19)	**–**	–	**30**	30
Obligations under finance leases (note 25(3))	**–**	–	**234**	–
Trade creditors	**9,848**	10,952	**11,460**	11,913
Amounts owed to Group undertakings	**3,560**	–	**–**	–
Other creditors	**1,645**	4,197	**2,461**	4,826
Taxation and social security	**1,086**	1,149	**1,116**	1,149
Accruals and deferred income	**4,313**	9,682	**5,400**	11,384
	20,452	25,980	**20,701**	29,302

Certain balances from 2002 have been reallocated to provisions (see note 18).

17 Creditors: amounts falling due after more than one year

	Company		Group	
	2003 £000	2002 £000	2003 £000	2002 £000
Loans (note 19)	**28,123**	31,058	**28,364**	31,329
Obligations under finance leases	**–**	–	**8**	–
	28,123	31,058	**28,372**	31,329

18 Provisions for liabilities and charges

Group	Provision for warranties £000	Environmental provision £000	National Insurance on share options £000	Restructuring provision £000	Other liabilities £000	Total £000
At 1 January 2003	**1,088**	**1,266**	**79**	**–**	**995**	**3,428**
Transferred from accruals	**354**	**–**	**–**	**–**	**–**	**354**
Fair value adjustment*	**1,200**	**–**	**–**	**–**	**(365)**	**835**
Arising on acquisition	**40**	**–**	**–**	**–**	**599**	**639**
Arising during the year	**162**	**–**	**–**	**17,275**	**–**	**17,437**
Paid in the year	**–**	**–**	**–**	**(12,639)**	**–**	**(12,639)**
At 31 December 2003	**2,844**	**1,266**	**79**	**4,636**	**1,229**	**10,054**

Company	Provision for warranties £000	Environmental provision £000	National Insurance on share options £000	Restructuring provision £000	Total £000
At 1 January 2003	**1,088**	**1,266**	**79**	**–**	**2,433**
Transferred from accruals	**277**	**–**	**–**	**–**	**277**
Fair value adjustment*	**1,200**	**–**	**–**	**–**	**1,200**
Arising during the year	**162**	**–**	**–**	**5,695**	**5,857**
Paid in the year	**–**	**–**	**–**	**(2,869)**	**(2,869)**
At 31 December 2003	**2,727**	**1,266**	**79**	**2,826**	**6,898**

* During 2003 the Group finalised the provisional fair value exercise relating to the NNOC acquisition in November 2002. This resulted in a fair value adjustment to employee-related costs of approximately £0.36 million and an increase in the expected level of warranty costs of approximately £1.2 million (see note 20).

Provision for warranties

A provision is recognised for expected warranty claims on products sold over the last year. It is expected that most of these costs will be incurred in the next financial year.

Environmental provision

The Group has provided for potential environmental liabilities of sites where there is a history of soil contamination. The Company is committed to an ongoing programme of monitoring and soil sampling, and has thus made a one-off undiscounted provision relating to potential costs of future remediation works at the sites. The provision is expected to be utilised between 2004 and 2007.

National Insurance on share options

Provision has been made at 31 December 2003 for UK National Insurance liabilities that are expected to crystallise upon the exercise of certain share options granted under unapproved schemes between 6 April 1999 and 14 November 2000. The provision comprises the difference between the exercise price and the estimated fair market value of the shares at the balance sheet date at the current National Insurance contributions (NIC) rate, and apportioned on a straight-line basis over the vesting period of the options. The Group becomes unconditionally liable to pay the National Insurance upon exercise of the options. In accordance with UK legislation introduced in 2001, certain options which had an exercise price in excess of the market price at 7 November 2000 will not give rise to any future liability for NIC. Details of the vesting of share options are given in note 21.

Other liabilities

During the year the Group has been able to finalise its obligations in respect of the Swiss defined benefit scheme. Disclosures are given in note 24. The liability recorded in respect of the scheme is £630,000. The remaining liability of £599,000 relates to a provision in respect of the acquisition of the assets and liabilities of Cierra as discussed in note 20.

Restructuring provision

The Group has made provision for charges in relation to the restructuring of its operations, primarily the closure of its Ottawa manufacturing facility and ASOC product line in Milton, UK. The provision is expected to be substantially utilised in 2004.

18 Provisions for liabilities and charges continued

Deferred tax assets

Group	Provided 2003 £000	Provided 2002 £000	Unprovided 2003 £000	Unprovided 2002 £000
Depreciation in excess of capital allowances	–	–	**(25,910)**	(23,695)
Trading losses	–	–	**(72,305)**	(52,047)
Tax on loss on ordinary activities	–	–	**(98,215)**	(75,742)

Company	Provided 2003 £000	Provided 2002 £000	Unprovided 2003 £000	Unprovided 2002 £000
Depreciation in excess of capital allowances	–	–	**(24,261)**	(23,695)
Trading losses	–	–	**(68,642)**	(50,636)
Tax on loss on ordinary activities	–	–	**(92,903)**	(74,331)

The above deferred tax assets have not been recognised due to uncertainty over the availability of suitable future taxable profits.

19 Loans

	Company 2003 £000	Company 2002 £000	Group 2003 £000	Group 2002 £000
Amounts falling due:				
in one year or less or on demand	–	–	**30**	30
in more than one year but not more than two years	**16,874**	–	**16,904**	30
in more than two years but not more than five years	**11,249**	31,058	**11,339**	31,148
in more than five years	–	–	**121**	151
	28,123	31,058	**28,394**	31,359
Less: included in Creditors: amounts falling due within one year	–	–	**(30)**	(30)
Amounts falling due after more than one year	**28,123**	31,058	**28,364**	31,329

Details of loans not wholly repayable within five years are as follows:

	Group 2003 £000	Group 2002 £000
5% loan repayable by 31 December 2013*	**121**	151

* This loan of £271,000 in total is repayable in equal monthly instalments over the ten years until 31 December 2013 and these amounts have been reflected accordingly between the different repayment periods in the tables above.

The long-term loans are secured by fixed charges over various of the Group's properties.

20 Acquisitions and disposals

Cierra Photonics (Cierra)

On 4 July 2003 the Group acquired substantially all of the assets and certain liabilities of the trade and assets of Cierra for a consideration of £3,020,000 satisfied by the issue of 3,071,484 ⅓p ordinary shares.

Analysis of the acquisition of Cierra

	Book value £000	Revaluation adjustments £000	Fair value £000
Net assets at the date of acquisition			
Intangible fixed assets	–	295[a]	295
Tangible fixed assets	5,330	(3,048)[a]	2,282
Stock	305	(243)[a]	62
Cash	73	–	73
Other assets	299	–	299
Other liabilities	(353)	(626)[b]	(979)
	5,654	(3,622)	2,032
Goodwill arising on acquisition			988
Analysis of consideration			3,020
Bookham ordinary shares issued (note 21)			2,166
Costs associated with the acquisition			149
Contingent shares			705
			3,020

(a) The adjustments from the book to fair values were based upon assessments of the open market value of the assets acquired.

(b) The purchase agreement between the Group and Cierra contains an indemnity clause whereby should a previously filed lawsuit against Cierra result in payment by Cierra in respect of a settlement sum, damages or costs, the Group would be liable to contribute a maximum of $1 million (£599,000) in respect of such payment. The Group has accrued the amount of this indemnity as a fair value adjustment which represents the most probable outcome as determined by management as of 31 December 2003. A further fair value adjustment of £27,000 has been made to reflect increased obligations.

As part of the contract to acquire the Cierra business a further 4.2 million shares will be issued to the seller upon achieving certain sales milestones by July 2005. £705,000 has been included in the consideration above based on management's best estimate.

Cierra contributed £386,000 to the Group's net operating cash outflows, paid £nil in respect of net returns on investments and servicing of finance, paid £nil in respect of taxation and utilised £3,000 for capital expenditure and financial investment.

Cierra earned a loss in the year ended 31 December 2003 of £2,966,000 (2002 £8,746,000) of which £2,513,000 arose in the period from 1 January 2003 to 3 July 2003. The summarised profit and loss account for the period 1 January 2003 to effective date of acquisition is as follows:

	£000
Turnover	675
Operating loss	(2,439)
Net other expense	(74)
Loss for the 184 days ended 3 July 2003	(2,513)

There were no other recognised gains and losses.

Ignis Optics Inc. (Ignis)

On 6 October 2003 the Group acquired Ignis for a consideration of £11,168,000 ($19.9 million) satisfied by the issue of 8,020,816 ⅓p ordinary shares and the assumption of 48,836 warrants.

Analysis of the acquisition of Ignis

	Book value £000	Revaluation adjustments £000	Fair value £000
Net assets at the date of acquisition			
Intangible fixed assets	–	546	546
Tangible fixed assets	1,126	–	1,126
Stock	388	–	388
Cash	1,877	–	1,877
Other current assets	157	–	157
Creditors falling due within one year	(866)	–	(866)
Creditors falling due after one year	(18)	–	(18)
	2,664	546	3,210
Goodwill arising on acquisition			7,958
			11,168
Analysis of consideration			
Bookham ordinary shares issued (note 21)			10,989
Costs associated with the acquisition			179
Contingent shares			–
			11,168

The adjustment from the book to fair value was based upon the assessment of the open market value of the patent portfolio acquired.

As part of the contract to acquire Ignis a further 0.78 million shares will be issued to the former shareholders if certain sales milestones are achieved during 2004.

Ignis contributed £(2,363,000) to the Group's net operating cash outflows, paid £3,000 in respect of net returns on investments and servicing of finance, paid £nil in respect of taxation and utilised £14,000 for capital expenditure and financial investment.

Ignis earned a loss after tax of £7,202,000 in the year ended 31 December 2003 (2002 £7,097,000) of which £5,464,000 arose in the period from 1 January 2003 to 6 October 2003. The summarised profit and loss account for the period from 1 January 2003 to the effective date of acquisition is as follows:

	£000
Turnover	473
Operating loss	(5,428)
Interest	(36)
Loss after tax for the 278 days ended 5 October 2003	(5,464)

There were no other recognised gains and losses.

20 Acquisitions and disposals continued

Nortel Networks Optical Components (NNOC)

On 8 November 2002 the Company acquired NNOC, the net assets of which were provisionally valued in the 2002 accounts.

In accordance with FRS 7 an adjustment has been made in the 2003 accounts for amendments to those provisional values.

This reclassification was principally the result of the Company selling more inventory than anticipated in December 2002 when the acquisition was originally recorded. The provisional fair value assigned to other assets and liabilities has also been finalised.

The resulting difference has been taken as an adjustment to goodwill on acquisition. Amended and provisional values of net assets acquired were as follows and the explanations for these changes are given in the note below.

	Provisional fair value 31 December 2002 £000	Adjustments £000	**Amended fair value 31 December 2003 £000**
Intangible fixed assets	7,784	–	**7,784**
Tangible fixed assets	31,958	–	**31,958**
Stock	26,389	12,776[i]	**39,165**
Creditors	(4,493)	(835)[ii]	**(5,328)**
	61,638	11,941	**73,579**
Goodwill arising on acquisition	35,369	(11,941)[iii]	**23,428**
Consideration	97,007	–	**97,007**

(i) The adjustment to the provisional fair value of stock arose as a result of selling more inventory than anticipated when the acquisition was originally recorded.

(ii) The warranty provision recognised on acquisition has been increased by £1,200,000 following a review of the level of expected warranty costs. In addition, the initial value recognised for historic employee related costs has been reduced by £365,000, following finalisation of its obligations in respect of the Swiss defined benefit scheme.

(iii) The goodwill adjustment is a reflection of the amended fair values mentioned above.

These adjustments do not relate to revaluations or adjustments to achieve consistency of accounting policies.

21 Share capital

Called-up share capital

	2003 £000	2002 £000
Authorised		
300,000,000 ordinary shares of ⅓p each (2002 300,000,000)	**1,000**	1,000
Allotted, issued and fully paid		
216,809,009 ordinary shares of ⅓p each (2002 204,950,872)	**723**	683

21 Share capital *continued*

2003

During 2003, the Company issued 555,683 ordinary shares of ⅓p each under the 1995 and 1998 Employee Share Option Schemes and 78,603 ordinary shares of ⅓p each under the 2001 Approved Sharesave Scheme for an aggregate consideration of £693,359.

During 2003, the Company issued 8,730 ordinary shares of ⅓p each to the former shareholders of Measurement Microsystems A-Z Inc. These were issued in exchange for 8,730 exchangeable shares of Bookham Exchange Inc. under the terms of the exchangeable share provisions issued in connection with the purchase of the outstanding shares of Measurement Microsystems A-Z Inc. by Bookham Technology plc of 25 January 2001.

On 4 July 2003, the Company issued 3,071,484 ordinary shares of ⅓p each in consideration of the acquisition of substantially all of the business assets, properties and rights and certain identified liabilities of Cierra.

On 6 October 2003, the Company issued 8,020,816 ordinary shares of ⅓p each in consideration for the acquisition of the entire issued share capital of Ignis. The Company also assumed warrants granted over shares of Ignis (the "Ignis Warrants"). The Ignis Warrants are exercisable over 48,836 ordinary shares in the Company at an exercise price of $4.00, at any time until April 2011. The value of these warrants was deemed not to be significant.

On 12 November 2003, the Company issued 122,821 ordinary shares of ⅓p each to Bear Stearns Limited upon exercise by Bear Stearns Limited of warrants to purchase 122,821 ordinary shares at an exercise price of $1.9333 per share for an aggregate consideration of £139,000.

Employee share option schemes

At 31 December 2003, the Group had four employee share option schemes, details of which are set out below.

1995 Scheme: Pursuant to the 1995 Employee Share Option Scheme (the "1995 Scheme"), options to subscribe for ordinary shares were granted to employees during the period from 10 July 1995 to 29 September 1998. At 31 December 2003 there were no options authorised for future issuance under this scheme and there were 619,235 share options outstanding. The options expire ten years after the date of grant and are exercisable to the extent vested. Vesting generally occurs at the rate of one-third each at 18 months, 30 months and 42 months after the date of grant. All share options were granted for £nil consideration. The scheme is unapproved by the UK Inland Revenue.

1998 Scheme: At 31 December 2003 there were 24,624,343 share options outstanding. The options expire ten years after the date of grant and are exercisable to the extent vested. Vesting generally occurs at the rate of one-third each at 18 months, 30 months and 42 months after the date of grant; or, for options granted since 2002, one quarter after 12 months with the remaining three-quarters vesting monthly over the next 36 months. Certain options are capable of earlier vesting if specified performance targets are met. The total amount of shares subject to options granted does not vary as a result of the potential earlier vesting. The exercise prices and number of shares shown below relate to the shares after the six-for-one share split on 13 March 2000. All share options granted under the 1998 Scheme have been granted for £nil consideration. The scheme is unapproved by the UK Inland Revenue.

2001 Approved Employee Share Option Scheme: The 2001 Approved Employee Share Option Scheme was approved by shareholders in February 2000. All executive directors and employees are eligible to participate. Options are granted at no cost at the discretion of the board, and vesting may include performance conditions. The option price is the market value of the Group's shares on the date of the grant, and options vest between three and ten years from date of grant. At 31 December 2003, the total options authorised for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Sharesave Scheme, did not exceed 10% of the issued ordinary share capital of the Company, excluding shares subject to rights granted under any of the Company's employee share schemes prior to 18 April 2000. The scheme has been approved by the Inland Revenue.

2001 Approved Sharesave Scheme: The 2001 Approved Sharesave Scheme was approved by shareholders in February 2000. All full-time directors and all employees with five years service or such shorter period as the board determines and those that the board deems appropriate, are eligible to participate in the scheme. Options to be issued under the scheme are dependent on the savings made by the employee and the option price determined by the board, which shall be not less than 85% of the mid-market price on the date preceding the date which the employees are invited to apply for options. Options will normally be exercisable for three to five years from the commencement of the savings contract established by the employee. At 31 December 2003, the total options authorised for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Employee Share Option Scheme, did not exceed 10% of the issued ordinary share capital of the Company, excluding shares subject to rights granted under any of the Company's employee share schemes prior to 18 April 2000. The scheme has been approved by the Inland Revenue.

Details of directors' share options are given in the directors' remuneration report on pages 20 to 23.

21 Share capital continued

Stock compensation expense

The Group granted share options to certain employees at exercise prices below the fair market value of the underlying ordinary shares at the date of grant during 1997. The differences have been charged to the profit and loss account on a straight-line basis over the vesting period of the options. The stock compensation expense was £nil in the year ended 31 December 2003 (2002 £193,000).

Ordinary share warrants and options issued to non-employees

During 1999, the Company issued a warrant to purchase 137,988 ordinary shares to a leasing company. The warrant was immediately exercisable at £7.20 per share and expires on 11 April 2004. During 2003, 122,821 warrants in respect of shares were exercised and warrants in respect of 8,441 shares were exercisable as of 31 December 2003.

During 1999, the Group granted share options to three consultants to purchase 57,600 ordinary shares under the 1998 Scheme. These options vested upon the completion of specified performance requirements, all of which were met in the year ended 31 December 2000. Options over 48,000 shares are exercisable at £6.50 and options over 9,600 shares are exercisable at £7.20. During 2002, the Group granted share options to one consultant to purchase 400,000 ordinary shares under the 1998 Scheme, 25,000 of these options vested immediately and the remaining 375,000 vest upon completion of specified performance criteria. During 2002, no options were exercised. The remaining options expire ten years from the date of grant.

The profit and loss account includes a charge of £nil (2002 £83,000) in respect of warrants and options granted to non-employees.

During 2002, the Company issued a warrant to purchase 9,000,000 ordinary shares to Nortel Networks Optical Components Limited as part of the purchase price for the acquisition of NNOC, which is exercisable at the option of Nortel Networks. The warrant is immediately exercisable at ⅓p per share, and expires on 8 November 2012.

During 2003, the Company assumed warrants granted over shares in Ignis Optics, Inc., as part of the terms of acquisition of that company. These warrants are exercisable over 48,836 ordinary shares in the Company at an exercise price of $4.00 per share and expire between 2008 and 2011. The warrants are exercisable immediately. The value of these warrants was not deemed significant.

The number of shares reported above does not reflect the six-for-one share split approved on 13 March 2000.

Summary of share options

Period in which vested options became exercisable	Exercise price £	Number of options outstanding
2 August 2003 – 2 August 2012	**0.700**	**142,000**
2 May 2003 – 1 January 2007	**0.730**	**165,637**
5 May 2004 – 5 May 2013	**0.745**	**101,600**
1 November 2003 – 1 November 2012	**0.773**	**450,000**
14 November 2002 – 7 February 2013	**0.780**	**5,894,650**
12 June 2002 – 12 June 2012	**0.790**	**60,000**
7 August 2003 – 7 August 2013	**0.800**	**1,269,100**
14 November 2003 – 18 November 2012	**0.818**	**554,091**
3 December 1997 – 15 April 2008	**0.847**	**617,235**
3 May 2003 – 3 May 2012	**0.920**	**110,000**
11 June 2003 – 11 June 2013	**0.985**	**72,000**
1 January 1998 – 7 September 2008	**1.083**	**538,338**
2 May 2003 – 2 November 2011	**1.130**	**1,032,500**
27 April 1999 – 18 June 2009	**1.200**	**1,402,926**
13 March 2003 – 13 March 2012	**1.205**	**1,079,768**
8 February 2003 – 8 February 2012	**1.220**	**254,000**
14 November 2003 – 25 September 2013	**1.353**	**6,032,280**
1 January 2000 – 6 December 2009	**1.355**	**940,722**
7 October 2004 – 7 October 2013	**1.370**	**1,773,500**
30 October 2004 – 31 October 2013	**1.455**	**236,000**
3 October 2002 – 3 August 2011	**1.710**	**1,310,973**
16 June 2001 – 16 December 2009	**3.105**	**18,000**
30 April 2001 – 30 April 2011	**3.230**	**362,126**
30 October 2002 – 30 April 2011	**3.388**	**212,335**
13 February 2002 – 13 June 2011	**3.783**	**10,000**
30 January 2001 – 31 January 2010	**4.322**	**306,210**

Summary of share options continued

Period in which vested options became exercisable	Exercis price £	Number of options outstanding
19 August 2002 – 19 February 2011	**7.030**	**34,852**
23 August 2001 – 7 April 2010	**10.000**	**289,918**
12 June 2002 – 12 December 2010	**13.550**	**6,450**
14 May 2002 – 14 November 2010	**16.290**	**109,834**
14 February 2002 – 14 August 2010	**36.050**	**22,170**
Options outstanding 31 December 2003		**25,409,215**

22 Reconciliation of movements in shareholders' funds

Group	Share capital £000	Share premium account £000	Other reserves £000	Profit and loss account £000	Total shareholders' funds £000
At 1 January 2003	**683**	**404,187**	**10,740**	**(235,172)**	**180,438**
Loss for the year	**–**	**–**	**–**	**(79,394)**	**(79,394)**
Arising on share issues	**39**	**2,845**	**10,962**	**–**	**13,846**
Shares issued in respect of conversion of warrants	**1**	**140**	**–**	**–**	**141**
Translation adjustment	**–**	**–**	**–**	**802**	**802**
Shares issued in respect of conversion of MM exchangeable shares	**–**	**18**	**(18)**	**–**	**–**
Contingent shares on acquisition of Cierra	**–**	**–**	**705**	**–**	**705**
At 31 December 2003	**723**	**407,190**	**22,389**	**(313,764)**	**116,538**

Company	Share capital £000	Share premium account £000	Other reserves £000	Profit and loss account £000	Total shareholders' funds £000
At 1 January 2003	**683**	**404,187**	**10,740**	**(231,995)**	**183,615**
Loss for the year	**–**	**–**	**–**	**(65,608)**	**(65,608)**
Arising on share issues	**39**	**2,845**	**10,962**	**–**	**13,846**
Shares issued in respect of conversion of warrants	**1**	**140**	**–**	**–**	**141**
Translation adjustment	**–**	**–**	**–**	**(32)**	**(32)**
Shares issued in respect of conversion of MM exchangeable shares	**–**	**18**	**(18)**	**–**	**–**
Contingent shares on acquisition of Cierra	**–**	**–**	**705**	**–**	**705**
At 31 December 2003	**723**	**407,190**	**22,389**	**(297,635)**	**132,667**

At 31 December 2003, other reserves comprised shares issued to warrant holders and non-employees in consideration for services performed (£2,231,000), shares reserved for issue in connection with the acquisition of NNOC (£7,019,000), shares issued to employees at value below the fair market at date of issue (£1,377,000), shares reserved for issue in connection with the acquisition of Measurement Microsystems A-Z Inc. (£95,000), a provision for shares which may be issued in respect of the acquisition of the trade and assets of Cierra (£705,000), depending on future performance, and a merger reserve of £10,962,000 in respect of the acquisition of Ignis Optics Inc..

At 31 December 2002, other reserves comprise shares issued to warrant holders and non-employees in consideration for services performed (£2,232,000), shares reserved for issue in connection with the acquisition of NNOC (£7,018,000), shares issued to employees at values below the fair market value at date of issue (£1,377,000), and shares reserved for issue in connection with the acquisition of Measurement Microsystems A-Z Inc. (£113,000).

23 Company profit and loss account

In accordance with the exemption allowed by Section 230 of the Companies Act 1985, no profit and loss account has been presented by the Company. The loss for the financial year dealt with in the accounts of the Company is £65,608,000 (2002 £98,121,000).

24 Pensions

The Group pays contributions into the Group's defined contribution pension scheme for directors and employees. The Group also has a defined contribution plan for the benefit of one director, and a defined benefit scheme for Swiss employees.

Defined contribution scheme

The Group's contributions to the plans are charged to the profit and loss account in the year to which they relate. The charge for the year amounted to £3,665,000 (2002 £1,437,000). The assets of the schemes are held separately from those of the Group in independently administered funds. The Group does not accept any responsibility for the benefit gained from these schemes. Accordingly the Group has no other liability in respect of these pension arrangements. There was £391,000 outstanding in respect of payments due to pension plans at 31 December 2003 (2002 £nil).

Defined benefit scheme

The Group operates a defined benefit pension scheme in Switzerland. This scheme was acquired on the purchase of the trade and assets of NNOC on 8 November 2002. The scheme was adopted in 2003 following crystallisation of Bookham's obligations. The pension costs are determined with the advice of an independent qualified actuary on the basis of triennial valuations using the projected unit method.

SSAP 24 disclosures

The results of the most recent valuation, which were conducted as at 8 November 2002, are as follows:

Main assumptions

Rate of return on investments (% per annum)	3.5
Rate of salary increases (% per annum)	2.5
Rate of pension increases (% per annum)	–
Rate of inflation (% per annum)	1.0
Market value of scheme's assets (£000)	2,694
Level of funding being the actuarial value of assets expressed as a percentage of the benefits accrued to members, after allowing for future salary increases	83%

FRS 17 disclosures

The most recent actuarial valuations of the scheme for FRS 17 were carried out at 31 December 2003 and 31 December 2002 by a qualified independent actuary. The major assumptions used by the actuary were:

	31 December 2003	31 December 2002
Discount rate	**3.75%**	3.50%
Salary increases	**2.00%**	2.50%
Pension increases	**–**	–
Inflation	**1.00%**	1.00%
Overall expected return on assets	**4.50%**	4.50%

The assets in the scheme form part of a collective foundation and, as such, the assets attributable to Bookham (Switzerland) AG are not identifiable by asset type. The overall expected rates of return on assets assumed by the Group are as set out above. Further, formal valuations are only carried out upon the entire foundation as a whole. The actuary has assessed the actuarial liabilities relating just to Bookham (Switzerland) AG based on data obtained from the Foundation.

The following amounts at 31 December 2003 and 31 December 2002 were measured in accordance with the requirements of FRS 17.

	31 December 2003 £000	31 December 2002 £000
Total market value of assets	**2,798**	2,705
Present value of scheme liabilities	**(3,215)**	(3,282)
Deficit in the scheme	**(417)**	(577)
Related deferred tax asset	**–**	–
Net pension liability	**(417)**	(577)

24 Pensions continued

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 December 2003 and 31 December 2002 would be as follows (no impact on Company):

Group	31 December 2003 £000	31 December 2002 £000
Net assets including SSAP 24 pension liability	**116,538**	180,438
SSAP 24 pension liability	**630**	995
Net assets excluding SSAP 24 pension liability	**117,168**	181,433
FRS 17 pension liability	**(417)**	(577)
Net assets including FRS 17 pension liability	**116,751**	180,856
Profit and loss reserve including SSAP 24 pension liability	**(313,764)**	(235,172)
SSAP 24 pension liability	**630**	995
Profit and loss reserve excluding SSAP 24 pension liability	**(313,134)**	(234,177)
FRS 17 pension liability	**(417)**	(577)
Profit and loss reserve including FRS 17 pension liability	**(313,551)**	(234,754)

The following amounts would have been recognised in the performance statements in the period 31 December 2002 to 31 December 2003, and the period 9 November 2002 to 31 December 2002 under the requirements of FRS 17:

Profit and loss accounts	1 January 2003– 31 December 2003 £000	9 November 2002– 31 December 2002 £000
Operating profit		
Current service cost	**108**	17
Total operating charge	**108**	17
Other finance income		
Expected return on pension scheme assets	**126**	20
Interest on pension scheme liabilities	**(119)**	(19)
Net return	**7**	1

Statement of total recognised gains and losses (STRGL)

	1 January 2003– 31 December 2003 £000	9 November 2002– 31 December 2002 £000
Actual return less expected return on pension scheme assets	**(131)**	(21)
Experience gains arising on the scheme liabilities	**123**	20
Changes in assumptions underlying the present value of the scheme liabilities	**222**	–
Exchange rate losses	**(5)**	(16)
Actuarial gain (loss) recognised in the STRGL	**209**	(17)

24 Pensions continued

Movement in deficit during the period

	1 January 2003– 31 December 2003 £000	9 November 2002– 31 December 2002 £000
Deficit in the scheme at beginning of the period/date of acquisition	**(577)**	(552)
Movement in period		
Current service cost	**(108)**	(17)
Employer contributions	**52**	8
Other finance income	**7**	1
Actuarial gain recognised in the STRGL	**209**	(17)
Deficit in the scheme at end of the period	**(417)**	(577)

Employer contributions are being made in respect of Bookham (Switzerland) AG to the collective foundation at the rates specified by the collective foundation. For 2003, contributions were £52,000.

Details of experience gains and losses for the period 1 January 2003 to 31 December 2003, and the period 9 November 2002 to 31 December 2002

	1 January 2003– 31 December 2003 £000	9 November 2002– 31 December 2002 £000
Difference between the expected and actual return on scheme assets		
Amount (£000)	**(131)**	(21)
Percentage of scheme assets at end of the period	**4.7%**	0.8%
Experience gains and (losses) of scheme liabilities		
Amount (£000)	**123**	20
Percentage of the present value of the scheme liabilities at end of the period	**3.8%**	0.6%
Total amount recognised in the STRGL		
Amount (£000)	**209**	(17)
Percentage of the present value of the scheme liabilities at end of the period	**6.6%**	–

25 Commitments

1) Capital commitments

Amounts contracted for but not provided in the financial statements amounted to £575,819 for the Group at 31 December 2003 (2002 £nil).

2) Operating leases

Annual commitments under non-cancellable operating leases are as follows:

	Company		Group	
	2003 £000	2002 £000	**2003 £000**	2002 £000
Land and buildings				
Operating leases which expire:				
Within one year	**–**	40	**165**	651
In the second to fifth years inclusive	**813**	813	**1,940**	1,419
After the fifth year	**110**	110	**110**	110
	923	963	**2,215**	2,180
Other				
Operating leases which expire:				
Within one year	**65**	238	**65**	238
In the second to fifth years inclusive	**62**	126	**139**	127
	127	364	**204**	365

25 Commitments continued

3) Finance lease commitments

Commitments for future minimum payments under finance leases are as follows:

	Company		Group	
	2003 £000	2002 £000	**2003 £000**	2002 £000
Within one year	**–**	–	**234**	–
In the second to fifth years inclusive	**–**	–	**8**	–
	–	–	**242**	–

26 Reconciliation of operating loss to net cash flow from operating activities

	2003 £000	2002 £000
Operating loss	**(87,212)**	(106,701)
Loss on disposal of subsidiary undertaking	**–**	69
Depreciation, amortisation and impairment charge	**15,805**	38,678
Stock compensation expense	**–**	193
Warrant/non-employee option expense	**–**	137
(Profit)/loss on sale of fixed assets	**–**	(44)
Decrease in stocks	**11,972**	12,635
Decrease/(increase) in debtors	**1,146**	(17,833)
(Decrease)/increase in creditors	**(6,455)**	11,078
Increase in provisions for liabilities and charges	**4,789**	104
Foreign exchange differences realised on cash balances	**548**	–
Net cash outflow from operating activities	**(59,407)**	(61,684)

27 Analysis of net funds

	Cash at bank and in hand £000	**Finance leases £000**	**Loans £000**	**Total £000**
At 1 January 2003	**105,418**	**–**	**(31,359)**	**74,059**
Cash flow	**(65,915)**	**138**	**30**	**(65,747)**
Arising on acquisition	**–**	**(380)**	**–**	**(380)**
Exchange differences	**(548)**	**–**	**2,965**	**2,417**
At 31 December 2003	**38,955**	**(242)**	**(28,364)**	**10,349**

Cash flows relating to operating exceptional items

Net cash outflow from operating activities in 2003 includes £14,744,000 in respect of restructuring costs.

Cash flows relating to non-operating exceptional items

Capital expenditure and financial investment includes proceeds on disposal of tangible fixed assets of £4,280,000.

28 Financial instruments

The Group's financial instruments comprise finance leases, cash and liquid resources, loans and various items, such as debtors and creditors, that arise directly from its operations. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk. The Group's risk management policy is disclosed on page 13.

Interest rate risk

The Group finances its operations through a mixture of shareholders' funds, loan notes, finance leases and working capital. Throughout the period, the Group's only exposure to interest rate fluctuations was on its cash deposits.

The Group monitors its interest rate risk on cash balances primarily through cash flow forecasting. Cash which is surplus to immediate requirements is invested in short-term deposits accessible with one day's notice and invested in overnight money market accounts.

Foreign currency risk

As the Group has grown and become increasingly international in scope, it has become more subject to fluctuations based upon changes in the exchange rates between the currencies in which it collects revenue and pays expenses. In addition, the loan notes issued in connection with the acquisition from Nortel Networks are denominated in US Dollars. In an effort to cover any exposure to such fluctuations the Group has engaged in currency hedging transactions. The consolidated financial statements are prepared in pounds Sterling and translated into US Dollars for US reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Group's net income may be diminished or net loss increased, when reported in US Dollar equivalents in the financial statements. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

Interest rate risk profile of financial assets and liabilities

Financial assets: The currency profiles of the Group's financial assets at 31 December were:

	2003 £000	2002 £000
Floating rate financial assets		
Sterling	**27,877**	102,879
Canadian Dollars	**383**	1,464
US Dollars	**10,597**	802
Swiss Francs	**47**	247
Euro	**51**	22
Japanese Yen	**–**	4
Total cash	**38,955**	105,418

Interest earned on floating rate financial assets varies according to changes in bank deposit account interest rates.

28 Financial instruments continued

Financial liabilities: The currency profile of the Group's financial liabilities at 31 December is as follows:

	2003 £000	2002 £000
Fixed rate financial liabilities		
US Dollars	**28,365**	31,058
Swiss Francs	**271**	301
Total loans	**28,636**	31,359

	Fixed rate financial liabilities	
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years
US Dollars	**4.9**	**2.8**
Swiss Francs	**5.0**	**9**

Currency exposure of net monetary assets/liabilities

The table below shows the Group's currency exposures, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved.

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operations	Sterling £000	US Dollar £000	Euro £000	Other £000	Total £000
2003					
Sterling	**–**	**(8,250)**	**(834)**	**(1,957)**	**(11,041)**
Canadian Dollars	**–**	**554**	**–**	**–**	**554**
Swiss Francs	**(42)**	**(121)**	**(78)**	**(24)**	**(265)**
Total	**(42)**	**(7,817)**	**(912)**	**(1,981)**	**(10,752)**
2002					
Sterling	–	(20,812)	(439)	(318)	(21,569)
Canadian Dollars	–	(108)	–	–	(108)
Swiss Francs	(23)	(24)	(12)	–	(59)
Total	(23)	(20,944)	(451)	(318)	(21,736)

Maturity of financial liabilities

	2003 £000	2002 £000
In one year or less or on demand	**264**	30
In more than one year but not more than two	**16,912**	30
In more than two years but not more than five	**11,309**	31,148
In more than five years	**151**	151
	28,636	31,359

28 Financial instruments continued

Hedges

The Group's policy is to hedge currency exposures on future committed sales.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses and deferred gains and losses on financial instruments used for hedging are as follows:

Year ended 31 December 2003	Gains £000	Losses £000	Total £000
Gains and losses unrecognised at 31 December 2003	167	–	167
Of which:			
Gains and losses expected to be recognised in the profit and loss account in 2004	167	–	167

The Group did not engage in hedging transactions during the period ended 31 December 2002.

Fair value

In the opinion of the directors with the exception of the unrecognised hedge disclosed above there were no material other differences between the fair value of the Group's financial instruments and their carrying value. Fair values are assessed by reference to market values and discounted cash flows.

Borrowing facilities

At 31 December 2003, the Group had no undrawn lines of credit or other borrowing facilities in place (2002 none).

29 Related party transactions

During 1998, the Group entered into a contract with Lori Holland for the provision of consultancy services. Lori Holland became a director in 1999 and her emoluments and share options received as a director are reported on pages 20 to 23. The consultancy contract was terminated effective as of 1 August 2002. Lori Holland exercised none of these options during 2003. All options had vested and 420,826 options were outstanding at 31 December 2003.

During the year the Group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at 31 December, are as follows:

Related party	Sales to related party £000	Purchases from related party £000	Amounts owed from related party £000	Amounts owed to related party £000
Marconi Communications				
2003	**11,065**	**–**	**2,096**	**–**
2002	13,179	1,346	6,919	–
Nortel Networks				
2003	**52,191**	**5,792**	**8,502**	**(415)**
2002	10,845	526	8,425	(524)

Marconi Communications no longer has an interest in the Company, having sold its shares in June 2003 (2002 6.3%).

Nortel Networks has a 14.3% interest in the Company, as of 31 December 2003 (2002 29.9%).

30 Subsequent events

On 8 March 2004 the Group completed the acquisition of 100% of the share capital of New Focus Inc. for a total consideration of £100.1 million by issuing 78,666,002 ⅓p ordinary shares. This acquisition brought the Group operations in California, a manufacturing facility in China and approximately £59 million in cash.

31 Contingent liabilities and legal proceedings

The Company has guarantees issued by its bankers in favour of several of its suppliers. Under these arrangements the bank guarantees to pay the supplier in the event of the Company defaulting, in return for a fee.

On 7 November 2001, a class action complaint was filed against the Company and others in the United States District Court for the Southern District of New York. The complaint names as defendants the Company; Goldman, Sachs & Co. and FleetBoston Robertson Stephens Inc., two of the underwriters of the Company's initial public offering in April 2000 (the "Underwriters"); and Andrew G Rickman, Stephen J Cockrell and David Simpson, each of whom was an officer and/or director at the time of the initial public offering. The complaint asserts claims under certain provisions of the security laws of the United States.

The complaint alleges, among other things, that the prospectus for the Company's initial public offering was materially false and misleading in describing the compensation to be earned by the Underwriters in connection with the offering, and in not disclosing certain alleged arrangements among the Underwriters and initial purchasers of ordinary shares from the Underwriters. The complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold ordinary shares), costs, attorneys' fees, experts' fees, interest and other expenses. The Company believes it has meritorious defences and indemnification rights to such claims and therefore believes that such claims will not have a material effect on the Company.

32 Additional information for US investors

The consolidated financial statements are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP) which differ in certain material respects from US GAAP. Such differences, as presented below, involve methods for measuring the amounts shown in the financial statements.

Reconciliation of UK GAAP to US GAAP

The following table provides a reconciliation of the loss for the financial year, total assets and equity shareholders' funds prepared under UK GAAP to the equivalent information prepared under US GAAP:

	2003 £000	2002 £000
Loss for the financial year under UK GAAP	**(79,394)**	(101,360)
US GAAP adjustments		
In-process research and development	**(90)**	(8,810)
Difference in amortisation of intangible assets	**(3,447)**	(362)
Difference in goodwill amortisation	**2,689**	442
Difference in depreciation of tangible assets	**3,567**	131
Unrealised gain on hedge arrangements	**–**	–
Net loss as adjusted to accord with US GAAP	**(76,675)**	(109,959)
Equity shareholders' funds under UK GAAP	**116,538**	180,438
US GAAP adjustments		
Goodwill		
Cost	**(26,360)**	(35,352)
Amortisation	**3,130**	442
Net	**(23,230)**	(34,910)
Intangible assets		
Cost	**16,778**	19,460
Amortisation	**(4,127)**	(680)
Net	**12,651**	18,780
Tangible assets		
Cost	**(68,309)**	(60,598)
Depreciation	**54,461**	50,626
Net	**(13,848)**	(9,972)
Other assets		
Unrealised gain on hedge arrangements	**167**	–
Provision for liabilities and charges		
National Insurance on stock options	**79**	79
Shareholders' equity under US GAAP	**92,357**	154,415

32 Additional information for US investors continued

a) Acquisition accounting: Under UK GAAP the total consideration, including contingent consideration, has been recorded as an investment by Bookham Technology plc. The fair value of consideration in the form of ordinary shares is measured at the completion date. The excess of the total consideration over the fair value of the net assets acquired represents goodwill and is included in intangible assets on the balance sheet. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The fair value of consideration in the form of ordinary shares is measured on the date of announcement of the acquisition. The excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. IPR&D is charged to the profit and loss account at the date of the acquisition. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

Under US GAAP goodwill is not amortised, but reviewed at least annually for impairment. UK GAAP requires that goodwill and intangibles be amortised unless they are regarded as having an indefinite useful life.

b) Impairment charges: Under UK and US GAAP intangible fixed assets and tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under UK GAAP the assessment is carried out using discounted cash flows whereas under US GAAP discounted cash flows are only used in the event that undiscounted cash flows indicate an impairment may exist. In the event that an impairment charge is required, this is reflected through an increase in accumulated amortisation/depreciation for the asset but under US GAAP this is reflected through a reduction in the cost element of the asset.

c) Derivative instruments and hedging activities: Under US GAAP, the value of unexpired hedges at the balance sheet date must be calculated and recorded as an asset; this is not permitted under UK GAAP.

d) National Insurance contributions on share option gains: Under US GAAP, provision for National Insurance liabilities on share options is only made during the period to the extent that the options have been exercised. Under UK GAAP, provision is made at each balance sheet date by charging the expected future cost on a straight-line basis over the vesting period of the options.

e) Consolidated statement of cash flows: The US GAAP cash flow statement reports changes in cash and cash equivalents, which include short-term highly liquid investments. Only three categories of cash flow are reported, being: operating activities (including tax and interest); investing activities (being capital expenditure, acquisitions and disposals); and financing activities. Under UK GAAP, cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

f) Non-employee compensation: Under US GAAP, the fair value of warrants and options issued to non-employees is recognised as an asset and credited to a separate capital reserve on issue and taken to the profit and loss account over the period in which the related services are received. The non-employee stock compensation attributable to research and development, cost of net revenues, and selling and general administrative expenses is disclosed on the face of the financial statements. Under UK GAAP, the fair value is charged to the profit and loss account on the same basis as for US GAAP but the full credit is not immediately recognised in shareholders' equity. The charge to the profit and loss account is credited to other reserves each year.

Condensed consolidated US GAAP financial information in UK sterling and US dollars

The following information is provided for the convenience of US shareholders. The Sterling amounts below have been translated solely for the convenience of the reader at US$1.78 = £1 (being the rate prevailing at 31 December 2003).

Condensed consolidated profit and loss accounts – US GAAP

for the year ended 31 December 2003

	2002 £000	2003 £000	2003 $000
Net revenues:	34,603	**89,144**	**158,677**
Cost of net revenues	(54,736)	**(104,249)**	**(185,563)**
Gross loss	(20,133)	**(15,105)**	**(26,886)**
Operating expenses			
Research and development	34,548	**33,327**	**59,322**
Selling, general and administrative	17,602	**26,872**	**47,833**
IPR&D	8,810	**90**	**160**
Impairment loss	28,057	**2,318**	**4,126**
Closure costs	5,127	**4,087**	**7,275**
National insurance on stock options	–	**4**	**7**
Stock-based compensation	143	**–**	**–**
Total costs and expenses	94,287	**66,698**	**118,723**
Operating loss	(114,420)	**(81,803)**	**(145,609)**
Other income/(expense)			
Profit on disposal of fixed assets	–	**1,866**	**3,321**
Grant and other income	176	**20**	**36**
Interest income	5,795	**5,783**	**10,294**
Interest expense	(454)	**(1,928)**	**(3,432)**
Loss on foreign exchange	(1,056)	**(2,710)**	**(4,824)**
Total other income, net	4,461	**3,031**	**5,395**
Loss before income taxes	(109,959)	**(78,772)**	**(140,214)**
Provision for income taxes	–	**2,097**	**3,733**
Net loss	(109,959)	**(76,675)**	**(136,481)**
Net loss per ordinary share (basic and diluted) (£)	(0.73)	**(0.37)**	**(0.66)**
Weighted average ordinary shares outstanding	150,996,196	**208,447,930**	**208,447,930**
Stock-based compensation, as below is excluded from the following categories:			
Cost of net revenues	50	**–**	**–**
Research and development	16	**–**	**–**
Selling, general and administrative expenses	127	**–**	**–**
Total	193	**–**	**–**

Condensed consolidated statements of comprehensive income – US GAAP

for the year ended 31 December 2003

	2002 £000	2003 £000	2003 £$00
Loss for the financial year	(109,959)	**(76,675)**	**(136,481)**
Exchange difference on translation of subsidiaries	44	**800**	**1,424**
Unrealised foreign exchange gains on unexpired hedges	–	**167**	**297**
Total losses recognised in the year	(109,915)	**(75,708)**	**(134,760)**

Condensed consolidated balance sheet – US GAAP
as at 31 December 2003

The following information is provided for the convenience of US shareholders. The Sterling amounts below have been translated solely for the convenience of the reader at US$1.78 = £1 (being the rate prevailing at 31 December 2003).

	2002 £000	2003 £000	2003 $000
Assets			
Current assets			
Cash and cash equivalents	105,418	**38,955**	**69,340**
Accounts receivable, net	17,781	**15,584**	**27,739**
Inventories	23,679	**24,931**	**44,378**
Prepaid expenses and other current assets	3,624	**6,881**	**12,248**
Total current assets	150,502	**86,351**	**153,705**
Intangible assets, net	26,423	**25,410**	**45,230**
Property and equipment, net	41,470	**39,642**	**70,563**
	218,395	**151,403**	**269,498**
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable	11,913	**11,460**	**20,399**
Short-term capital lease obligations	–	**234**	**417**
Accrued expenses and other liabilities	17,389	**9,007**	**16,032**
	29,302	**20,701**	**36,848**
Loans	31,329	**28,364**	**50,488**
Long-term capital lease obligations	–	**8**	**14**
Other long-term liabilities	3,349	**9,973**	**17,753**
Total liabilities	63,980	**59,046**	**105,103**
Shareholders' equity:			
Ordinary shares:			
⅓p nominal value; 300,000,000 authorised; 204,950,872 and 216,809,009 issued and outstanding	683	**723**	**1,286**
Ordinary share warrants and options issued to non-employees	5,894	**5,791**	**10,308**
Additional paid-in capital	436,530	**450,243**	**801,432**
Accumulated other comprehensive income	6	**973**	**1,732**
Accumulated deficit	(288,698)	**(365,373)**	**(650,363)**
Total shareholders' equity	154,415	**92,357**	**164,395**
	218,395	**151,403**	**269,498**

Condensed consolidated US GAAP financial information in UK sterling and US dollars

The following information is provided for the convenience of US shareholders. The Sterling amounts below have been translated solely for the convenience of the reader at US$1.78 = £1.

Condensed consolidated statements of cash flow – US GAAP

for the year ended 31 December 2003

	2002 £000	2003 £000	2003 $000
Cash flows used in operating activities:			
Net loss	(109,959)	**(76,675)**	**(136,481)**
Adjustments to reconcile net loss to net cash used in operating activities:			
In-process research and development	8,810	**90**	**160**
Depreciation, amortisation and impairment	38,467	**12,996**	**23,131**
Income taxes payable	–	**(2,268)**	**(4,037)**
Tax credit recognised for research and development activities			
Stock-based compensation	193	**–**	**–**
Expense related to warrants issued for services	83	**–**	**–**
Gain on sale of property and equipment	(44)	**(1,866)**	**(3,321)**
Assets and liabilities:			
Unrealised foreign exchange adjustment on loans and hedges	–	**(3,541)**	**(6,303)**
Accounts receivable, net	(14,152)	**2,492**	**4,436**
Inventories, net	12,635	**11,972**	**21,310**
Prepaid expenses and other current assets	(3,681)	**(1,346)**	**(2,396)**
Accounts payable	4,820	**(167)**	**(297)**
Accrued expenses and other liabilities	6,417	**(1,487)**	**(2,646)**
Net cash used in operating activities	(56,411)	**(59,800)**	**(106,444)**
Cash flows used in investing activities			
Purchase of intangible assets	(95)	**–**	**–**
Purchase of property and equipment	(10,102)	**(11,699)**	**(20,824)**
Proceeds from sale of property and equipment	44	**4,332**	**7,711**
Acquisitions of business – net cash acquired less expenses	(12,060)	**40**	**71**
Net cash used in investing activities	(22,213)	**(7,327)**	**(13,042)**
Cash flows provided by financing activities			
Proceeds from issuance of ordinary shares	125	**832**	**1,481**
Repayment of capital lease obligations	(897)	**(138)**	**(246)**
Repayment of loans	–	**(30)**	**(53)**
Net cash used in financing loans	(772)	**664**	**1,182**
Net decrease in cash and cash equivalents	(79,396)	**(66,463)**	**(118,304)**
Cash and cash equivalents at beginning of year	184,814	**105,418**	**187,644**
Cash and cash equivalents at end of year	105,418	**38,955**	**69,340**
Supplemental disclosure of non-cash transactions			
Warrants and shares issued for acquisitions	53,358	**–**	**–**
Supplemental cash flow disclosure			
Interest paid	454	**1,928**	**3,432**

Addresses

UK

Milton (Headquarters)
90 Milton Park
Abingdon
Oxon
OX14 4RY
Tel: +44 1235 837 000

Caswell
Towcester
Northamptonshire
NN12 8EQ
Tel: +44 1327 350 581

Paignton
Brixham Road
Paignton
Devon
TQ4 7BE
Tel: +44 1803 662 020

USA

Santa Rosa
3640 Westwind Boulevard
Santa Rosa
CA 95403
Tel: +1 707 636 1100

San Jose
482 West San Carlos Street
San Jose
CA 95110
Tel: +1 408 869 8484

New Focus
A division of Bookham Technology
2584 Junction Avenue
San Jose
CA 95134
Tel: +1 408 919 1500

Bookham JCA
2580 Junction Avenue
San Jose
CA 95035
Tel: +1 408 919 5300

Canada

1-10 Brewer Hunt Way
Kanata
Ontario
K2K 2B5
Tel: +1 613 270 4001

Switzerland

Bookham (Switzerland) AG
Binzstrasse 17
Ch-8045
Zurich
Tel: +41 1 455 8585

China

Bookham Technology (Shenzhen) Co., Ltd
2 Phoenix Road
Futian Free Trade Zone
Shenzhen 518038
Tel: +86 755 8359 4000

Sales offices

France
Atria Paris-Charenton
5 Place des Marseillais
94227 Charenton le Pont
Cedex
Tel: +33 1 4676 6017

Italy
Vin Ippolito Nievo 11
20145 Milano
Tel: +39 02 4331 5959

China
Rm 4206, Tower A
United Plaza
5022 Binhe Road
Shenzhen 518026
Tel: +86 755 291 0288

Hong Kong
Room 2207-9, Tower 2
Lippo Centre, Admiralty, Central
Tel: +852 2530 8832

E-mail contacts

Sales enquiries
sales@bookham.com

Press enquiries
pr@bookham.com

Marketing
marketing@bookham.com

Investor Relations
ir@bookham.com

Human Resources
hr@bookham.com

Stock data

Bookham Technology is quoted on US NASDAQ (BKHM) and the London Stock Exchange (BHM).

Company registered number

02298887

www.bookham.com

Disclaimer

Forward-looking statements

Statements made in this financial commentary and elsewhere in this report that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" section of the Company's annual report on Form 20-F for the year ended 31 December 2002, as amended, and registration statement on Form F-4, as amended. Forward-looking statements represent the Group's estimates as of the date made, and should not be relied upon as representing the Group's estimates as of any subsequent date. While the Group may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

In this report, "Bookham Technology" or "the Group" means Bookham Technology plc and its subsidiary undertakings and "the Company" means Bookham Technology plc. "Bookham" is a registered trademark of Bookham Technology plc.

This report is printed on Megamatt paper, which is produced from pulp which is 50% chlorine free and 50% recycled fibre, from a sustainable and renewable forest source, and is therefore an ecologically sound use of raw and recycled resources.

Designed and produced by C&FD.

Printed in England by St Ives Westerham Press.

Bookham TECHNOLOGY

www.bookham.com